# MICROVISION

2007 Annual Report



Microvision, established in 1993, is a world leader in the innovation of a new generation of display and imaging products for mobile applications. We are focused, agile, and boundaryless in our pursuit of innovative display and imaging solutions that dramatically improve how our customers solve real problems.

*The year 2007 was a defining one in a great story of progress for the new Microvision.*





ALEXANDER Y. TOKMAN

## DEAR FELLOW SHAREHOLDERS

The year 2007 was a defining one in a great story of progress for the new Microvision. Our journey to becoming a sustainable growth company reached a new milestone, spearheaded by our bullish and single-minded focus of accelerating the path to market for high-volume consumer and automotive products while carefully managing operating expenses.

Our tremendous progress during 2007 culminated in the unveiling at the 2008 Consumer Electronics Show (CES) of our accessory projector prototype named SHOW™ — a PDA-sized, fully functional, self-contained, battery-operated, full-color laser projector for use with mobile electronic devices. The SHOW received rave reviews, and this momentum continued at the 2008 GSMA Mobile World Congress and CTIA Wireless exhibitions in the first quarter of 2008. The SHOW is based on the PicoP™ display engine, an ultra-miniature projection module that can produce full-color, high-resolution images and is small and low-power enough to be embedded directly into a mobile device. In collaboration with Motorola, we also created the world's first functional mobile phone prototype with an embedded PicoP projector — a truly historic milestone. We believe our PicoP display engine will meet the size, power, and image quality requirements that large consumer electronics companies and consumers will demand of mobile display products.

The tireless efforts of the Microvision team and the growing interest of our original equipment manufacturer (OEM) and supply chain partners have created levels of energy and optimism that have become synonymous with the kind of Microvision that I gave my commitment to build two years ago.

At the heart of our continuous progress is the acknowledgement that creating a company with long-term growth potential requires making every aspect and component of our business sustainable. This includes creating and effectively marketing novel and innovative applications, developing disruptive technologies, architecting and maintaining a predictable supply chain, establishing a strong operating model and processes, and cultivating a dynamic culture and people who exhibit leadership in the partnerships and markets we serve.

*We have created levels of energy and optimism that have become synonymous with the kind of Microvision that I gave my commitment to build.*

## A STRONG YEAR

As we write the next exciting chapter for Microvision in 2008, I would like to reflect on some of the key accomplishments achieved by this amazing team in the past year.

A year ago, I articulated four key focus areas for the company. These included: to develop new growth opportunities with global OEMs, Tier 1 automotive suppliers, and the U.S. government; to continue the rapid advancement of Microvision's new technology platform; to deliver on customer commitments on key existing commercial contracts and government programs; and to complete the transformation of the bar code business segment.

In last year's report, I also reiterated our continued commitment to make market- and customer-driven decisions; to be agile in response to market changes; to set clear direction with our customers and focus on a few vital opportunities; to mitigate risks with our supply chain partners; to develop a lean enterprise and exhibit quality in everything we do; and to build a culture of growth and accountability where each employee has direct ownership and stake in the company's future. The men and women of Microvision, working closely with our partners around the world, substantially delivered on these important commitments with great discipline and skill.

Our 2007 achievements were recognized by business and technical communities. *Seattle Business Monthly* magazine highlighted us in two categories: Comeback Business of the Year and the Best-Performing Stock for Washington-based Public Companies (Oct. 2006 to Oct. 2007). We received the 2007 North American Frost & Sullivan Award for Technology Innovation for business and design advancements in MEMS. In 2007, we also were named by *IEEE Spectrum* as one of the Top 20 electronics companies worldwide in patent pipeline power.

The following pages tell the story of a company delivering consistent performance that is well-balanced across large market opportunities, customers, and products — a company that is moving forward with a clear strategic agenda and more predictable execution.

## BUILDING OUR CAPABILITIES

In addition, 2007 was a very productive and rewarding year for Microvision as we continued to position ourselves for future growth. We made outstanding progress in all primary focus areas, while carefully managing our operating expenses. We retired outstanding debt and raised over $34 million through the call of our publicly traded warrants without further diluting our shareholders.

## PICOP PLATFORM TECHNOLOGY AND SUPPLY CHAIN

We made significant progress in advancing our PicoP technology platform, architecting a high-volume manufacturing supply chain, and enlisting new customers to support our go-to-market strategy. Based on customer feedback, we developed a new wide-angle platform scanner that better meets mobile applications usage models and customer requirements. Microvision showed continuous improvements in projector image quality and validated the improvements through customer feedback and direct user studies. We also signed agreements with two large, high-volume Asian consumer electronics product integrators to manufacture fully functional stand-alone projector prototypes to support Microvision's go-to-market strategy, and we accelerated progress with leading ASIC development companies to reduce the size, power consumption, and cost of the PicoP-enabled displays. In addition to these accomplishments, we successfully integrated and showed the compatibility of the PicoP-enabled display engine with green lasers from three leading laser suppliers.

The solid progress on our technology platform and supply chain strategy helped us to advance in all four areas critical to our commercialization strategy: PicoP-enabled Projector Displays, Vehicle Displays, and Wearable Displays; and Bar Code Scanners.

*We made outstanding progress in all primary focus areas, while carefully managing our operating expenses. We retired outstanding debt and raised over $34 million through the call of our publicly traded warrants without further diluting our shareholders.*

## PICOP PROJECTOR DISPLAYS



In January 2007, at the Consumer Electronics Show, we unveiled our first functional PicoP display engine prototype the size of a chocolate thin mint. In May 2007, we introduced the first wide-angle PicoP at the Society of Information Display Conference. Our tremendous progress during 2007 culminated in the unveiling at the 2008 Consumer Electronics Show in January of our PicoP display engine integrated into a pocket-sized, battery-powered accessory projector prototype named SHOW™. And, soon after at the 2008 GSMA Mobile World Congress, we demonstrated a PicoP display engine prototype embedded directly inside a functional cell phone.

Every six months, we demonstrated PicoP progress to our customers, our supply chain partners, the media, and the investment community; as a result, we signed development contracts with a number of global OEMs.

## PICOP VEHICLE DISPLAYS



Supporting our focus on automotive display applications, we delivered the first advanced PicoP-based projection module for an automotive Head Up Display (HUD) to Visteon, a leading Tier 1 automotive partner. We signed development contracts with two additional global Tier 1 integrators in Europe and Asia to develop a variety of PicoP-based display applications for the automotive industry, including improved instrument and entertainment displays and automotive HUD. We expect that the deliverables from these joint development agreements will result in follow-on development efforts with some of these customers, leading to commercialization of the PicoP-enabled vehicle displays after 2010.

## PICOP WEARABLE DISPLAYS



In 2007, we successfully completed and delivered a demonstrator unit of an innovative eyewear optical system to the U.S. Air Force. Additionally, we were awarded a $3.2 million contract from the U.S. Air Force to provide a lightweight, see-through, full-color eyewear display prototype. Both efforts align to our consumer strategy for this class of products.

## BAR CODE SCANNERS



In November 2007, we shipped ROV™ a new laser-based bar code scanner that was developed for use with mobile applications to provide simple and affordable "point and scan" capability. ROV carries historic significance in Microvision's evolution for two important reasons. First, ROV is the first true commercial product in the company's history that incorporated our core MEMS scanning mirror technology. Second, ROV was the first product defined based on customer inputs and feedback and developed and manufactured using the new cross-functional product development process that was implemented at Microvision in mid-2006.

*In 2008, we expect to continue to be single-minded about our primary goal of accelerating the path to market for high-volume consumer and automotive products.*

## THE ROAD AHEAD

In 2008, we expect to continue to be single-minded about our primary goal of accelerating the path to market for high-volume consumer and automotive products. We are targeting the introduction of our first PicoP-based accessory product for the end of this year. In order to fulfill this aggressive goal, we must further advance PicoP product miniaturization and power reduction while continuously improving image quality. We must also secure initial customers to brand, market, and distribute the PicoP accessory projector, as well as complete the supply chain structure to support global commercialization.

In addition to the accessory product introduction, we also plan to secure OEM commitments for PicoP-enabled display solutions, including embedded mobile consumer device projectors and vehicle displays. We also plan to work with our customers to further develop our innovative eyewear technology to enable light-weight, small-form factor, full-color eyewear. We plan to deliver on existing customer commitments for consumer projection, automotive, and eyewear displays, as well as increase sales of our ROV bar code scanner by at least 100 percent over 2007 by working with key application providers and large mobility solution integrators in addition to traditional AIDC channels.

## OUR BELIEF

We at Microvision want to fundamentally change how people on the move interact with, view, and share information whether at home, in their cars, or in public places. Everything we do is intended to be aligned with our vision of creating greater value for our shareholders and customers by shaping positive and unforgettable experiences at every point of contact with our company and our evolving global brands.

The market opportunity is significant and the competition is emerging, but we strongly believe that our ability to change and adapt to market conditions will be a constant in our organization and part of our competitive advantage. It will not always be easy, but we have accepted the challenge and are focused on making history!

Thank you for your confidence and support.

Sincerely,



**Alexander Y. Tokman**
President and Chief Executive Officer

April 28, 2008

## *Selected Financial Data—2007*

A summary of selected financial data as of and for the five years ended December 31, 2007, is set forth below. It should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report.

| Years ended December 31 (in thousands, except per share data) | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| **STATEMENT OF OPERATIONS DATA** | | | | | |
| Revenue | **$ 10,484** | $ 7,043 | $ 14,746 | $ 11,418 | $ 14,652 |
| Net loss available for common shareholders | **(19,787)** | (27,257) | (30,284) | (33,543) | (26,163) |
| Basic and diluted net loss per share | **(0.40)** | (0.81) | (1.35) | (1.56) | (1.46) |
| Weighted average shares outstanding, basic and diluted | **49,963** | 33,572 | 22,498 | 21,493 | 17,946 |
| **BALANCE SHEET DATA** | | | | | |
| Cash and cash equivalents | **$ 13,399** | $ 14,552 | $ 6,860 | $ 1,268 | $ 10,700 |
| Investments available-for-sale | **22,411** | — | — | — | 11,078 |
| Working capital | **30,043** | 19,160 | (4,723) | 903 | 19,781 |
| Total assets | **45,298** | 35,325 | 23,363 | 25,538 | 33,918 |
| Long-term liabilities | **2,201** | 2,616 | 4,412 | 52 | 2,204 |
| Mandatorily redeemable preferred stock | — | — | 4,166 | 7,647 | — |
| Total shareholders' equity (deficit) | **33,061** | 21,864 | (3,509) | 7,190 | 23,295 |

Statement of Operations and Balance Sheet data for 2003 includes financial information for our previously consolidated subsidiary Lumera. Lumera was deconsolidated in July 2004.

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
1420 Fifth Avenue
Suite 1900
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Telephone (206) 398 3000
Facsimile (206) 398 3100

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors
and Shareholders of Microvision, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Microvision, Inc. at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we

PRICEWATERHOUSECOOPERS

considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 13 to the financial statements, during the year ended December 31, 2006, the Company changed the manner in which it accounts for stock based compensation.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

March 12, 2008

**Microvision, Inc.**
**Consolidated Balance Sheets (in thousands, except per share information)**

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 13,399 | $ 14,552 |
| Investment securities, available-for-sale | 22,411 | -- |
| Accounts receivable, net of allowances of $123 and $216 | 1,885 | 1,166 |
| Costs and estimated earnings in excess of billings on uncompleted contracts | 443 | 565 |
| Inventory | 761 | 1,043 |
| Current restricted investment in Lumera | -- | 10,693 |
| Other current assets | 1,180 | 1,986 |
| Total current assets | 40,079 | 30,005 |
| Property and equipment, net | 4,047 | 4,011 |
| Restricted investments | 1,125 | 1,268 |
| Other assets | 47 | 41 |
| Total assets | $ 45,298 | $ 35,325 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities | | |
| Accounts payable | $ 2,146 | $ 1,785 |
| Accrued liabilities | 4,154 | 3,698 |
| Billings in excess of costs and estimated earnings on uncompleted contracts | 970 | 200 |
| Liability associated with common stock warrants | 2,657 | 2,572 |
| Liability associated with embedded derivative feature | -- | 68 |
| Current portion of notes payable | -- | 2,418 |
| Current portion of capital lease obligations | 44 | 45 |
| Current portion of long-term debt | 65 | 59 |
| Total current liabilities | 10,036 | 10,845 |
| Capital lease obligations, net of current portion | 88 | 132 |
| Long-term debt, net of current portion | 393 | 457 |
| Deferred rent, net of current portion | 1,720 | 2,027 |
| Total liabilities | 12,237 | 13,461 |
| Commitments and contingencies | -- | -- |
| Shareholders' Equity | | |
| Common stock, par value $.001; 125,000 shares authorized; 56,730 and 42,921 shares issued and outstanding | 57 | 43 |
| Additonal paid-in capital | 292,374 | 253,086 |
| Receivables from related parties, net | -- | (250) |
| Accumulated other comprehensive income | 51 | 8,619 |
| Accumulated deficit | (259,421) | (239,634) |
| Total shareholders' equity | 33,061 | 21,864 |
| Total liabilities and shareholders' equity | $ 45,298 | $ 35,325 |

The accompanying notes are an integral part of these consolidated financial statements.

## Microvision, Inc.
## Consolidated Statements of Operations (in thousands, except per share information)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Contract revenue | $ 9,010 | $ 5,275 | $ 11,386 |
| Product revenue | 1,474 | 1,768 | 3,360 |
| Total revenue | 10,484 | 7,043 | 14,746 |
| Cost of contract revenue | 4,916 | 3,398 | 6,456 |
| Cost of product revenue | 1,690 | 4,768 | 8,636 |
| Total cost of revenue | 6,606 | 8,166 | 15,092 |
| Gross margin | 3,878 | (1,123) | (346) |
| Research and development expense | 14,944 | 10,715 | 6,587 |
| Sales, marketing, general and administrative expense | 15,779 | 17,362 | 20,352 |
| (Gain) loss on disposal of fixed assets | (117) | (198) | -- |
| Total operating expenses | 30,606 | 27,879 | 26,939 |
| Loss from operations | (26,728) | (29,002) | (27,285) |
| Interest income | 1,358 | 719 | 263 |
| Interest expense | (513) | (5,753) | (3,253) |
| Gain (loss) on derivative instruments, net | (483) | 1,627 | 5,975 |
| Loss on debt extinguishment | -- | -- | (3,313) |
| Other expense | (27) | (23) | (28) |
| Net loss before Lumera transactions | (26,393) | (32,432) | (27,641) |
| Equity in losses of Lumera | -- | (290) | (3,242) |
| Gain on sale of investment in Lumera | 6,606 | 8,738 | 2,700 |
| Net loss | (19,787) | (23,984) | (28,183) |
| Stated dividend on mandatorily redeemable convertible preferred stock | -- | (59) | (280) |
| Accretion to par value of preferred stock | -- | (138) | (637) |
| Inducement for conversion of preferred stock | -- | (3,076) | (1,184) |
| Net loss available for common shareholders | $ (19,787) | $ (27,257) | $ (30,284) |
| Net loss per share basic and diluted | $ (0.40) | $ (0.81) | $ (1.35) |
| Weighted-average shares outstanding basic and diluted | 49,963 | 33,572 | 22,498 |

The accompanying notes are an integral part of consolidated financial statements.

## Microvision, Inc.
## Consolidated Statements of Mandatory Redeemable Convertible Preferred Stock and Shareholders' Equity (Deficit) (in thousands)

| | Mandatorily redeemable convertible preferred stock | | Shareholders' Equity (Deficit) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Common Stock | | Additional paid-in capital | Deferred Compensation | Subscriptions receivable from related parties | Receivables from related parties | Accumulated other comprehensive Income | Accumulated defecit | Shareholders' Equity (Deficit) |
| | Shares | Par Value | Shares | Par Value | | | | | | | |
| **Balance at December 31, 2004** | 10 | $ 7,647 | 21,509 | $ 22 | $ 196,929 | $ (305) | $ (166) | $ (1,823) | $ -- | $ (187,467) | $ 7,190 |
| Issuance of stock, options and warrants to non-employees for services | -- | -- | 7 | -- | 65 | -- | -- | -- | -- | -- | 65 |
| Deferred compensation on stock options | -- | -- | -- | -- | 144 | (144) | -- | -- | -- | -- | -- |
| Amortization of share-based compensation | -- | -- | -- | -- | -- | 364 | -- | -- | -- | -- | 364 |
| Exercise of warrants and options | -- | -- | 5 | -- | 20 | -- | -- | -- | -- | -- | 20 |
| Sales of common stock | -- | -- | 2,171 | 2 | 9,908 | -- | -- | -- | -- | -- | 9,910 |
| Conversion of preferred stock | (5) | (4,539) | 855 | 1 | 4,538 | -- | -- | -- | -- | -- | 4,539 |
| Conversion of senior secured exchageable covertible notes | -- | -- | 310 | -- | 1,837 | -- | -- | -- | -- | -- | 1,837 |
| Stock received for subscriptions receivable | | | (28) | -- | (169) | -- | 166 | | | | (3) |
| Inducement to preferred shareholders | -- | -- | -- | -- | (763) | -- | -- | -- | -- | -- | (763) |
| Issuance of common stock and change in warrant value to preferred shareholders | -- | -- | -- | -- | 763 | -- | -- | -- | -- | -- | 763 |
| Beneficial conversion feature of mandatorily redeemable convertible preferred stock | -- | 421 | -- | -- | (421) | -- | -- | -- | -- | -- | (421) |
| Issuance of common stock for payment on senior exchangeable convertible notes | -- | -- | 258 | -- | 867 | -- | -- | -- | -- | -- | 867 |
| Issuance of common stock for payment of interest on senior secured exchangeable convertible notes | -- | -- | 40 | -- | 130 | -- | -- | -- | -- | -- | 130 |
| Issuance of common stock on preferred dividend | -- | -- | 11 | -- | 62 | -- | -- | -- | -- | -- | 62 |
| Dividend on preferred stock | -- | -- | -- | -- | (280) | -- | -- | -- | -- | -- | (280) |
| Non-cash accretion on mandatorily redeemable convertible preferred stock | -- | 637 | -- | -- | (637) | -- | -- | -- | -- | -- | (637) |
| Allowance for doubtful accounts on receivables from related parties | -- | -- | -- | -- | -- | -- | -- | 1,031 | -- | -- | 1,031 |
| Net loss | -- | -- | -- | -- | -- | -- | -- | -- | -- | (28,183) | (28,183) |
| **Balance at December 31, 2005** | 5 | $ 4,166 | 25,138 | $ 25 | $ 212,993 | $ (85) | $ -- | $ (792) | $ -- | $ (215,650) | $ (3,509) |

The accompanying notes are an integral part of these consolidated financial statements

## Microvision, Inc.

## Consolidated Statements of Mandatory Redeemable Convertible Preferred Stock and Shareholders' Equity (Deficit) (in thousands)

| | Mandatorily redeemable convertible preferred stock | | Shareholders' Equity (Deficit) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Common Stock | | Additional paid-in capital | Deferred Compensation | Subscriptions receivable from related parties | Receivables from related parties | Accumulated other comprehensive Income | Accumulated defecit | Shareholders' Equity (Deficit) |
| | Shares | Par Value | Shares | Par Value | | | | | | | |
| **Balance at December 31, 2005** | 5 | $ 4,166 | 25,138 | $ 25 | $ 212,993 | $ (85) | $ -- | $ (792) | $ -- | $ (215,650) | $ (3,509) |
| Amortization of share-based compensation | -- | -- | -- | -- | 1,740 | 85 | -- | -- | -- | -- | 1,825 |
| Exercise of warrants and options | -- | -- | 16 | -- | 44 | -- | -- | -- | -- | -- | 44 |
| Sales of common stock and warrants | | | | | | | | | | | |
| (net of issuance costs of $3.0 million) | -- | -- | 14,867 | 15 | 32,015 | -- | -- | -- | -- | -- | 32,030 |
| Conversion of preferred stock | (5) | (5,000) | 786 | 1 | 4,999 | -- | -- | -- | -- | -- | 5,000 |
| Inducement to preferred shareholders | -- | -- | | | (2,379) | -- | -- | -- | -- | -- | (2,379) |
| Unamortized discount and offering costs | | | | | | | | | | | |
| on preferred stock | -- | 419 | | | (419) | -- | -- | -- | -- | -- | (419) |
| Issuance of common stock and change in | | | | | | | | | | | |
| warrant value to preferred shareholders | -- | -- | 565 | 1 | 1,978 | -- | -- | -- | -- | -- | 1,979 |
| Beneficial conversion feature of | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- |
| mandatorily redeemable convertible preferred stock | -- | 278 | -- | -- | (278) | -- | -- | -- | -- | -- | (278) |
| Non-cash accretion on mandatorily redeemable convertible | | | | | | | | | | | |
| preferred stock | -- | 137 | -- | -- | (137) | -- | -- | -- | -- | -- | (137) |
| Issuance of common stock for payment on senior | | | | | | | | | | | |
| secured exchangeable convertible notes | -- | -- | 1,466 | 1 | 1,966 | -- | -- | -- | -- | -- | 1,967 |
| Issuance of common stock for payment of interest on senior | | | | | | | | | | | |
| secured exchangeable convertible notes | -- | -- | 67 | -- | 88 | -- | -- | -- | -- | -- | 88 |
| Issuance of common stock on preferred dividend | -- | -- | 16 | -- | 59 | -- | -- | -- | -- | -- | 59 |
| Dividend on preferred stock | -- | -- | -- | -- | (59) | -- | -- | -- | -- | -- | (59) |
| Warrants to purchase Lumera common stock | -- | -- | -- | -- | 476 | -- | -- | -- | -- | -- | 476 |
| Allowance for doubtful accounts on receivables from | | | | | | | | | | | |
| related parties | -- | -- | -- | -- | -- | -- | -- | 542 | -- | -- | 542 |
| Other comprehensive income | -- | -- | -- | -- | -- | -- | -- | -- | 8,619 | -- | 8,619 |
| Net loss | -- | -- | -- | -- | -- | -- | -- | -- | -- | (23,984) | (23,984) |
| **Balance at December 31, 2006** | -- | $ -- | 42,921 | $ 43 | $ 253,086 | $ -- | $ -- | $ (250) | $ 8,619 | $ (239,634) | $ 21,864 |

The accompanying notes are an integral part of these consolidated financial statements

## Microvision, Inc.
## Consolidated Statements of Mandatory Redeemable Convertible Preferred Stock and Shareholders' Equity (Deficit) (in thousands)

| | Mandatorily redeemable convertible preferred stock | | Shareholders' Equity (Deficit) | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Common Stock | | | | | | | |
| | Shares | Par Value | Shares | Par Value | Additional paid-in capital | Deferred Compensation | Subscriptions receivable from related parties | Receivables from related parties | Accumulated other comprehensive income | Accumulated defecit | Shareholders' Equity (Deficit) |
| **Balance at December 31, 2006** | -- | $ -- | 42,921 | $ 43 | $ 253,086 | $ -- | $ -- | $ (250) | $ 8,619 | $ (239,634) | $ 21,864 |
| Amortization of share-based compensation | -- | -- | -- | -- | 1,886 | -- | -- | -- | -- | -- | 1,886 |
| Exercise of warrants and options | -- | -- | 13,350 | 13 | 35,883 | -- | -- | -- | -- | -- | 35,896 |
| Sales of common stock and warrants | -- | -- | -- | -- | 130 | -- | -- | -- | -- | -- | 130 |
| Issuance of common stock for payment on senior secured exchangeable convertible notes | -- | -- | 452 | 1 | 1,367 | -- | -- | -- | -- | -- | 1,368 |
| Issuance of common stock for payment of interest on senior secured exchangeable convertible notes | -- | -- | 7 | -- | 22 | -- | -- | -- | -- | -- | 22 |
| Sale of Lumera stock held as collateral on receivables from related parties | -- | -- | -- | -- | -- | -- | -- | 227 | -- | -- | 227 |
| Allowance for doubtful accounts on receivables from related parties | -- | -- | -- | -- | -- | -- | -- | 23 | -- | -- | 23 |
| Other comprehensive income | -- | -- | -- | -- | -- | -- | -- | -- | (8,568) | -- | (8,568) |
| Net loss | -- | -- | -- | -- | -- | -- | -- | -- | -- | (19,787) | (19,787) |
| Balance at December 31, 2007 | -- | $ -- | 56,730 | $ 57 | $ 292,374 | $ -- | $ -- | $ -- | $ 51 | $ (259,421) | $ 33,061 |

The accompanying notes are an integral part of these consolidated financial statements

## Microvision, Inc.
## Consolidated Statements of Comprehensive Loss (in thousands)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Net loss | $ (19,787) | $ (23,984) | $ (28,183) |
| Other comprehensive loss | | | |
| Unrealized gain (loss) on investment securities, available-for-sale: | | | |
| Unrealized holding gain (loss) arising during period | (1,962) | 17,357 | -- |
| Less: reclassification adjustment for gains realized in net loss | (6,606) | (8,738) | -- |
| Net unrealized gain (loss) | (8,568) | 8,619 | -- |
| Comprehensive loss | $ (28,355) | $ (15,365) | $ (28,183) |

The accompanying notes are an integral part of these consolidated financial statements.

# Microvision, Inc.
## Consolidated Statements of Cash Flows (in thousands)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| **Cash flows from operating activities** | | | |
| Net loss | $ (19,787) | $ (23,984) | $ (28,183) |
| Adjustments to reconcile net loss to net cash used in operations: | | | |
| Depreciation | 953 | 1,218 | 1,602 |
| (Gain) loss on disposal of fixed assets | (117) | (198) | -- |
| Non-cash expenses related to issuance of stock, warrants, and options, and amortization of deferred compensation | 1,897 | 1,825 | 429 |
| Non-cash interest expense, net | 371 | 4,753 | 2,730 |
| Loss (gain) on derivative instruments | 482 | (1,627) | (2,659) |
| Inventory write-downs | 84 | 1,181 | 3,732 |
| Allowance for receivables from related parties | 23 | 542 | 1,031 |
| Equity in losses of Lumera | -- | 290 | 3,242 |
| Gain on sale of investment in Lumera | (6,606) | (8,738) | (2,700) |
| Net accretion of discount on short-term investments | (80) | -- | -- |
| Loss on debt extinguishment | -- | -- | 3,313 |
| Non-cash deferred rent | (277) | (231) | (21) |
| Allowance for estimated contract losses | -- | -- | (53) |
| Change in: | | | |
| Accounts receivable | (719) | 214 | 3,847 |
| Costs and estimated earnings in excess of billings on uncompleted contracts | 122 | 639 | (607) |
| Inventory | 198 | (1,465) | (1,324) |
| Other current assets | 408 | 121 | 61 |
| Other assets | (6) | 83 | 340 |
| Accounts payable | 461 | (689) | (1,050) |
| Accrued liabilities | 515 | (1,139) | (190) |
| Billings in excess of costs and estimated earnings on uncompleted contracts | 770 | 149 | (3,267) |
| Net cash used in operating activities | (21,308) | (27,056) | (19,727) |
| **Cash flows from investing activities** | | | |
| Sales of investment securities | 7,200 | -- | 1,248 |
| Purchases of investment securities | (29,504) | -- | (1,248) |
| Sales of restricted investment securities | 2,329 | 1,100 | 1,238 |
| Purchases of restricted investment securities | (2,329) | (268) | (2,101) |
| Decrease in restricted investment | 143 | -- | -- |
| Decrease in restricted cash | -- | 755 | (755) |
| Collections of receivables from related parties | 227 | -- | -- |
| Sale of long-term investment - Lumera | 8,637 | 12,142 | 3,893 |
| Proceeds on sale of property and equipment | 117 | 200 | -- |
| Purchases of property and equipment | (1,058) | (2,152) | (1,239) |
| Net cash provided by (used in) investing activities | (14,238) | 11,777 | 1,036 |

## Microvision, Inc.
## Consolidated Statements of Cash Flows (continued) (in thousands)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| **Cash flows from financing activities** | | | |
| Principal payments under capital leases | (45) | (40) | (46) |
| Principal payments under long-term debt | (58) | (55) | (77) |
| Increase in long-term debt | -- | 536 | -- |
| Proceeds from issuance of notes and warrants | -- | -- | 14,148 |
| Payments on notes payable | (1,400) | (9,600) | (1,000) |
| Increase in deferred rent | -- | 1,042 | 1,492 |
| Payment of embedded derivative feature of preferred stock conversion | -- | (1,074) | -- |
| Payment of preferred dividend | -- | (43) | (173) |
| Net proceeds from issuance of common stock and warrants | 35,896 | 32,205 | 9,939 |
| Net cash provided by financing activities | 34,393 | 22,971 | 24,283 |
| Net increase (decrease) in cash and cash equivalents | (1,153) | 7,692 | 5,592 |
| Cash and cash equivalents at beginning of period | 14,552 | 6,860 | 1,268 |
| Cash and cash equivalents at end of period | $ 13,399 | $ 14,552 | $ 6,860 |
| **Supplemental disclosure of cash flow information** | | | |
| Cash paid for interest | $ 92 | $ 786 | $ 348 |
| **Supplemental schedule of non-cash investing and financing activities** | | | |
| Property and equipment acquired under capital leases | $ -- | $ 80 | $ 135 |
| Other non-cash additions to property and equipment | $ 46 | $ 115 | $ 812 |
| Conversion of preferred stock into common stock | $ -- | $ 4,417 | $ 4,117 |
| Deferred compensation - warrants, options and stock grants | $ -- | $ -- | $ 209 |
| Issuance of common stock for payment of principal and interest on senior secured exchangeable convertible notes | $ 1,388 | $ 1,755 | $ 997 |
| Conversion of convertible debt into common stock | $ -- | $ 344 | $ -- |
| Inducement for conversion of preferred stock | $ -- | $ 3,076 | $ -- |

The accompanying notes are an integral part of these consolidated financial statements

**The Company - Note 1**

Microvision is developing miniature display and imaging engines based upon its integrated photonics module technology platform. Microvision has entered into contracts with commercial and U.S. government customers to develop applications using our technology. Microvision has one commercially marketed product, ROV, a hand-held bar code scanner that incorporates the Company's proprietary MEMS technology.

Microvision has incurred significant losses since inception. Based on its current operating plan, the Company believes it has sufficient cash to fund operations through at least March 2009. The Company will require additional cash to fund its operating plan past that time. The Company plans to obtain additional cash through the issuance of equity or debt securities. There can be no assurance that such cash will be available to the Company, or if available, on terms acceptable to the Company on a timely basis.

The Company's operating plan calls for the addition of sales, marketing, technical and other staff and the purchase of additional laboratory and production equipment. The Company's future expenditures and capital requirements will depend on numerous factors, including the progress of its research and development program, the progress in commercialization activities and arrangements, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments and the ability of the Company to establish cooperative development, joint venture and licensing arrangements. There can be no assurance that additional financing will be available to the Company or that, if available, it will be available on terms acceptable to the Company or on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements or proceeds for the sales of Lumera common stock are less than anticipated, or planned revenues are not generated, the Company may be required to limit its operations substantially. This limitation of operations may include reduction in capital expenditures and reductions in staff and discretionary costs, which may include non-contractual research costs. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can, directly or through arrangements with original equipment manufacturers, introduce products incorporating the light scanning technology and the market acceptance and competitive position of such products.

**Summary of significant accounting policies – Note 2**

**Use of estimates**

The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's management has identified the following areas where significant estimates and assumptions have been made in preparing the financial statements: revenue recognition, allowance for uncollectible receivables and management loans, inventory valuation and valuation of derivative financial instruments.

**Principles of consolidation**

The consolidated financial statements include Microvision and equity investments in which Microvision has the ability to exercise significant influence but does not have voting control.

At December 31, 2005, Microvision owned 28% of Lumera's common stock. In 2005 and 2006, the Company accounted for Lumera as an equity investment. In January 2006, Microvision sold 2,550,000 shares of its Lumera common stock. As a result of the reduction in ownership, Microvision changed to the cost basis of accounting for its investment in Lumera in accordance with FAS 115. Microvision also owns a warrant exercisable at $8.80 to purchase 170,500 shares of Lumera common stock.

**Cash, cash equivalents and investment securities, available-for-sale**

The Company considers all investments that contractually mature within 90 days of the date of purchase to be cash equivalents. The Company accounts for investment securities, available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("FAS 115"). FAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The Company's investment securities, available-for sale are comprised of commercial paper, government and commercial debt securities and auction rate securities. The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses included in other comprehensive income (loss). Dividend and interest income are recognized when earned. Realized gains and losses are presented separately on the income statement. The cost of securities sold is based on the specific identification method.

**Inventory**
Inventory consists of raw material; work in process and finished goods for the Company's ROV and Flic products. Inventory is recorded at the lower of cost or market with cost determined on the weighted-average method. Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. In addition, Microvision reduces the value of its inventory to its estimated scrap value when management determines that it is not probable that the inventory will be consumed through normal production during the next twelve months.

**Restricted investments**
As of December 31, 2007, restricted investments include $1.1 million in irrevocable letters of credit as security on a lease agreement for the corporate headquarters building in Redmond, WA. The required letter of credit balance decreases over the term of the lease, which expires in 2013.

**Property and equipment**
Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (two to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term.

**Revenue recognition**
Revenue has primarily been generated from contracts for further development of the light scanning technology and to produce demonstration units for commercial enterprises and the United States government. Revenue on such contracts is recorded using the percentage-of-completion method measured on a cost incurred basis. The percentage of completion method is used because the Company can make reasonably dependable estimates of the contract cost. Changes in contract performance, contract conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Profit incentives are included in revenue when realization is assured. If the U.S. Government cancels a contract, the Company would receive payment for work performed and costs committed to prior to the cancellation.

The Company recognizes losses, if any, as soon as identified. Losses occur when the estimated direct and indirect costs to complete the contract exceed unrecognized revenue. The Company evaluates the reserve for contract losses on a contract-by-contract basis.

Revenue from product shipments is recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition." Revenue is recognized when there is sufficient evidence of an arrangement, the selling price is fixed or determinable and collection is reasonably assured. Revenue for product shipments is recognized upon acceptance of the product by the customer or expiration of the contractual acceptance period, after which there are no rights of return. Provisions are made for warranties at the time revenue is recorded. Warranty expense was not material for any periods presented.

**Concentration of credit risk and sales to major customers**
Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents, investments and accounts receivable. The Company typically does not require collateral from its customers. The Company has a cash investment policy that generally restricts investments to ensure preservation of principal and maintenance of liquidity. The investment securities portfolio is comprised of short-term highly rated commercial paper, U.S. government agency notes and auction rate securities.

At December 31, 2007, $8.8 million of the Company's marketable securities portfolio was invested in AAA rated investments in auction-rate debt securities. Auction-rate securities are long-term variable rate bonds tied to short-term interest rates. After the initial issuance of the securities, the interest rate on the securities is reset periodically, at intervals established at the time of issuance (e.g., every seven, fourteen or twenty-eight days), based on market demand for a reset period. Auction-rate securities are bought and sold in the marketplace through a competitive bidding process often referred to as a "Dutch auction". If there is insufficient interest in the securities at the time of an auction, the auction may not be completed and the rates may be reset to predetermined "penalty" or "maximum" rates. Following such a failed auction, the company would not be able to access its funds that are invested in the corresponding auction-rate securities until a future auction of these investments is successful or new buyers express interest in purchasing these securities in between reset dates.

At the time of its initial investment and through the date of this Report, all of the Company's auction-rate securities in which it invests remain AAA rated. As of March 12, 2008, the Company successfully liquidated into cash equivalents, $4.5 million of the $8.8 million of auction-rate securities held at December 31, 2007. The $4.5 million equaled the original purchase value. The remaining $4.3 million of auction rate securities have been subject to failed auctions in 2008 as a result of the current negative liquidity conditions in the global credit markets. The failed auctions have rendered these securities temporarily illiquid through the normal auction process. The underlying assets of the Company's remaining auction-rate securities are student loans and municipal bonds insured by AMBAC, and the Federal Family Education Loan Program. As of March 3, 2008, AMBAC was rated AAA by Moody's and Standard and Poor's and AA by Fitch Ratings. Although these insurers are highly rated, they are reported to be experiencing financial difficulty, which could negatively affect their ratings and thus the ratings of the auction-rate securities that the Company holds. If the underlying issuers are unable to successfully clear future auctions or if their credit rating deteriorates and the deterioration is deemed to be other-than-temporary, the Company would be required to adjust the carrying value of the auction-rate securities through impairment charge to earnings. Any of these events could affect the Company's results of operations and financial condition. In the event the Company needs to access these funds, it could be required to sell these securities at an amount below its original purchase value. However, based on the Company's ability to access our cash and cash equivalents and its other liquid investments, totaling $31.5 million at December 31, 2007 it does not expect to be required to sell these securities at a loss.

The United States government accounted for approximately 61%, 51%, and 35% of total revenue during 2007, 2006 and 2005, respectively. Visteon accounted for approximately 15% of total revenue during 2007 and Ethicon Endo-Surgery Inc. accounted for approximately 11% of total revenue during 2006. Contracts with three commercial customers represented 22%, 17%, and 38% of total revenues during 2007, 2006, and 2005, respectively. The United States government accounted for approximately 28% and 45% of the accounts receivable balance at December 31, 2007 and 2006, respectively.

**Income taxes**

Deferred tax assets and liabilities are recorded for differences between the financial statement and tax bases of the assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

**Net loss per share**

Basic net loss per share is calculated on the basis of the weighted-average number of common shares outstanding during the periods. Net loss per share assuming dilution is calculated on the basis of the weighted-average number of common shares outstanding and the dilutive effect of all potentially dilutive securities, including common stock equivalents and convertible securities. Net loss per share assuming dilution for 2007, 2006 and 2005 is equal to basic net loss per share because the effect of dilutive securities outstanding during the periods including options and warrants computed using the treasury stock method, is anti-dilutive.

As of December 31, 2007, 2006 and 2005, the Company excluded the following convertible securities from diluted net loss per share as the effect of including them would have been anti-dilutive. The shares shown represent the number of shares of common stock which would be issued upon conversion as of the years ended December 31, 2007, 2006 and 2005.

| | December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Publicly traded warrants | -- | 12,362,000 | -- |
| Options and private warrants | 9,518,000 | 10,906,000 | 9,440,000 |
| Notes payable | -- | 620,000 | 3,101,000 |
| Mandatorily redeemable convertible preferred stock | -- | -- | 786,000 |
| | 9,518,000 | 23,888,000 | 13,327,000 |

**Research and development**
Research and development costs are expensed as incurred.

**Fair value of financial instruments**
The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt. The carrying amount of long-term debt at December 31, 2007 and 2006 was not materially different from the fair value based on rates available for similar types of arrangements. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturities. The convertible notes are not publicly traded and it is not practicable for the Company to estimate the fair value of the convertible notes due to the absence of comparable publicly traded financial instruments. The convertible notes were retired in March 2007.

**Long-lived assets**
The Company evaluates the recoverability of its long-lived assets when an impairment is indicated based on expected undiscounted cash flows and recognizes impairment of the carrying value of long-lived assets, if any, based on the fair value of such assets.

**Stock-based compensation**
The Company has one employee incentive compensation plan and one board of director stock-based compensation plan. Both are more fully described in Note 13.

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Statement of Financial Accounting Standards No. 123, as revised December 2004 ("FAS 123(R)"). The Company adopted FAS123(R) effective January 1, 2006. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of FAS No. 123 and Emerging Issues Task Force Issue No. 96-18. The following table shows the amount of stock-based compensation expense included in the Statement of Operations:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Cost of contract revenue | $ 138,000 | $ 80,000 | $ -- |
| Cost of product revenue | 20,000 | 70,000 | -- |
| Research and development expense | 365,000 | 246,000 | -- |
| Sales, marketing, general and administrative expense | 1,274,000 | 1,429,000 | 429,000 |
| | $ 1,797,000 | $ 1,825,000 | $ 429,000 |

**Reclassifications**

Certain reclassifications have been made to prior year financial statements to conform to classifications used in the current year. These reclassifications had no impact on net loss, shareholders' equity or cash flows as previously reported.

**New accounting pronouncements**

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157 Accounting for Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the financial impact of FAS 157 on its financial statements.

In June 2007, the Emerging Issues Task Force (EITF) reached a final consensus on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (EITF 07-3). EITF 07-3 requires nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities to be capitalized and recognized as an expense as the related goods are delivered or the related services are performed. EITF 07-3 is effective for financial statements issued for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the financial impact of EITF 07-3 on its financial statements.

In June 2007, the Emerging Issues Task Force (EITF) reached a final consensus on EITF Issue No. 07-1, Accounting for Collaborative Arrangements (EITF 07-1). EITF 07-1 discusses how to determine whether an arrangement constitutes a collaborative arrangement, how costs incurred and revenue generated on sales to third parties should be reported by the participants, how an entity should characterize payments made between participants and what participants should disclose in the notes to the financial statements about a collaborative arrangement. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the financial impact of EITF07-1 on its financial statements.

**Long-term contracts – Note 3**

Cost and estimated earnings in excess of billings on uncompleted contracts comprises amounts of revenue recognized on contracts that the Company has not yet billed to customers because the amounts were not contractually billable at December 31, 2007 and 2006. The following table summarizes when the Company will be contractually able to bill the balance as of December 31, 2007 and 2006.

| | Year Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Billable within 30 days | $ 434,000 | $ 547,000 |
| Billable between 31 and 90 days | -- | -- |
| Billable after 90 days | 9,000 | 18,500 |
| | $ 443,000 | $ 565,500 |

The Company's current contracts with the U.S. government are primarily cost plus fixed fee type contracts. Under the terms of a cost plus fixed fee contract, the U.S. government reimburses the Company for negotiated actual direct and indirect cost incurred in performing the contracted services. The Company is under no obligation to spend more than the contract value to complete the contracted services. The period of performance is generally one year. Each of the Company's contracts with the United States government can be terminated for convenience by the government at any time. To date, the U.S. government has not terminated a contract with the Company.

In May 2007, the Company announced that it had entered into a $3,181,000 contract with the U.S. Air Force to provide a lightweight, see-through, full-color eyewear display prototype to the government. The contract, which continues a development activity with the Air Force, specifies the development, design, verification, testing, and delivery of a lightweight, see-through full-color wearable display for evaluation by several DOD project offices.

In September 2006, the Company entered into a 12 month development agreement with Visteon, a major global Tier 1 automotive supplier, to develop a commercial scanned-beam head-up display (HUD) product for automotive applications. Under the agreement, Visteon and Microvision will design and produce a series of advanced HUD samples, including devices specifically designed to be compatible with automotive environmental requirements.

In September 2006, the Company entered into an 18 month, $5,945,000 contract with General Dynamics C4 Systems to supply full-color, daylight readable, see-through helmet-mounted displays as part of the U.S. Army's Mounted Warrior HMD Improvement Program. General Dynamics holds prime contracts with the U.S. Army for other Warrior programs including Land Warrior, Air Warrior and Future Force Warrior Advanced Technology Demonstration. The contract specifies the development and delivery of ten full-color display units for evaluation.

In June 2005, the Company entered into a 12 month, $4,359,000 contract with General Dynamics C4 Systems to continue the development of a helmet-mounted display for the Air Warrior Block 3 system. General Dynamics is under contract with the U.S. Army's Product Manager -- Air Warrior in Huntsville, Ala., to develop and integrate the Air Warrior Block 3 system. The Microvision helmet-mounted display is being designed as a full-color, see-through, daylight and night-readable, high-resolution display.

The following table summarizes the costs incurred on the Company's revenue contracts:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Costs and estimated earnings incurred on uncompleted contracts | $ 9,357,000 | $ 4,340,500 |
| Billings on uncompleted contracts | (9,884,000) | (3,975,000) |
| | $ (527,000) | $ 365,500 |
| **Included in accompanying balance sheets under the following captions:** | | |
| Costs and estimated earnings in excess of billings on uncompleted contracts | $ 443,000 | $ 565,500 |
| Billings in excess of costs and estimated earnings on uncompleted contracts | (970,000) | (200,000) |
| | $ (527,000) | $ 365,500 |

## Investment securities, available-for-sale – Note 4

The following table summarizes the composition of the Company's available-for-sale investment securities at December 31, 2007 and 2006:

| | Year Ended December 31, 2007 | 2006 |
|---|---|---|
| Lumera common stock | $ 95,000 | $ -- |
| U.S. government debt securites | 4,486,000 | -- |
| U.S. corporate debt securites | 9,030,000 | -- |
| Auction rate securites | 8,800,000 | -- |
| | $ 22,411,000 | $ -- |

The available-for-sale investment securities at December 31, 2007 consisted of the following:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Type of security: | | | | |
| Lumera common stock | $ 43,000 | $ 52,000 | $ -- | $ 95,000 |
| Corporate debt and equity securities | 9,031,000 | 2,000 | (5,000) | 9,028,000 |
| U.S. government and agency securities | 4,486,000 | 3,000 | (1,000) | 4,488,000 |
| Auction rate securities | 8,800,000 | -- | -- | 8,800,000 |
| | $ 22,360,000 | $ 57,000 | $ (6,000) | $ 22,411,000 |
| Maturity date: | | | | |
| Less than one year | $ 10,045,000 | | | $ 10,096,000 |
| Due in 1-3 years | 3,515,000 | | | 3,515,000 |
| Greater than five years | 8,800,000 | | | 8,800,000 |
| | $ 22,360,000 | | | $ 22,411,000 |

**Inventory – Note 5**

Inventory consists of the following:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Raw materials | $ 122,000 | $ 146,000 |
| Work in process | 10,000 | -- |
| Finished goods | 629,000 | 897,000 |
| | $ 761,000 | $ 1,043,000 |

The inventory at December 31, 2007 and 2006 consisted of raw materials, work in process and finished goods for ROV and Flic. Inventory is stated at the lower of cost or market, with cost determined on a weighted average basis. Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. In addition, Microvision reduces the value of its inventory to its estimated scrap value when management determines that it is not probable that the inventory will be consumed through the normal course of business during the next twelve months. In 2007, 2006 and 2005, Microvision recorded inventory write-downs of $84,000, $1,181,000 and $3,732,000, respectively. The 2006 write-down of $1,181,000 includes a $210,000 write-down of Nomad inventory.

During the second quarter of 2006, the Company determined that it would no longer promote the Nomad product and recorded an expense of $210,000 to reduce the value of Nomad inventory to zero. In addition, the Company recorded $100,000 as additional accelerated depreciation expense related to fixed assets used in Nomad production. Both inventory and fixed asset balances related to Nomad production are zero.

**Accrued liabilities – Note 6**

Accrued liabilities consist of the following:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Bonuses | $ 1,500,000 | $ 700,000 |
| Payroll and payroll taxes | 656,000 | 603,000 |
| Compensated absences | 458,000 | 382,000 |
| Deferred rent credit | 306,000 | 278,000 |
| Adverse purchase commitments | -- | 310,000 |
| Professional Fees | 447,000 | 406,000 |
| Other | 787,000 | 1,019,000 |
| | $ 4,154,000 | $ 3,698,000 |

**Property and equipment, net – Note 7**

Property and equipment consists of the following:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Production equipment | $ 2,815,000 | $ 2,350,000 |
| Leasehold improvements | 3,304,000 | 3,252,000 |
| Computer hardware and software/lab equipment | 6,879,000 | 6,625,000 |
| Office furniture and equipment | 1,490,000 | 1,444,000 |
| | 14,488,000 | 13,671,000 |
| Less: Accumulated depreciation | (10,441,000) | (9,660,000) |
| | $ 4,047,000 | $ 4,011,000 |

Depreciation expense was $953,000, $1,218,000 and $1,602,000 in 2007, 2006 and 2005, respectively.

**Receivables from related parties – Note 8**

In January 2006, two senior officers with outstanding loans from the Company left the Company. Because the lines of credit were not fully secured and collection was uncertain, the Company increased the allowance by $1,031,000 in December 2005. In accordance with the terms, the loans were due in January 2007. Neither of the officers has repaid their loans. One of the officers pledged 50,000 shares of Lumera common stock as collateral for the loans. In May 2007, the Company foreclosed on the collateral and sold the shares for net proceeds of $227,000. The Company is pursuing collection of the remaining outstanding balances. A third executive with outstanding loans from the Company left the Company in August 2007 and his loans will be due in August 2008. As a result of a review of the financial position of the former executives and the potential difficulty in collecting loans from former employees, the Company has recorded additional allowances for doubtful accounts for the receivables from senior officers of $23,000 during 2007 and $542,000 during 2006. As of December 31, 2007 and December 31, 2006, the total amount outstanding under the lines of credit was $2,496,000 and $2,723,000, respectively. As of December 31, 2007 and December 31, 2006, the allowance for receivables from related parties was $2,496,000 and $2,473,000, respectively.

The interest on the lines of credit is forgiven if the executive is an employee of the Company at December 31 of the respective year. Compensation expense of $0, $22,000 and $156,000 was recognized in 2007, 2006 and 2005, respectively, for interest forgiven.

**Accounting for Lumera – Note 9**

Investment Securities, Available-for-Sale

In January 2006, Microvision sold 2,550,000 shares of its Lumera common stock for $10.3 million. Microvision recorded a "Gain on sale of securities of equity investment" of approximately $7.3 million. As a result of the reduction in ownership below 20% and reduced influence over Lumera management, Microvision changed to the cost basis of accounting for its investment in Lumera in accordance with FAS 115.

In 2007, the Company sold 1,714,000 shares of Lumera common stock for $8.7 million. The Company recorded a "Gain on sale of securities of equity investment" of approximately $6.6 million.

As of December 31, 2007, Microvision owned 36,000 shares of Lumera common stock, recorded at fair market value. The shares of common stock are recorded as "Investment securities, available-for-sale".

As of December 31, 2006, Microvision owned 1,750,000 shares of Lumera common stock, recorded at fair market value. The shares were pledged as collateral for the Company's Notes. The shares of common stock were recorded as "Current restricted investments".

The cost, net unrealized gain and estimated fair market value of the shares of Lumera common stock as of December 31, 2007, are shown below:

| | Cost | Net Unrealized Gain | Estimated Fair Value |
|---|---|---|---|
| Lumera common stock | $ 43,000 | $ 52,000 | $ 95,000 |

Warrant

In connection with the change in accounting from equity to cost basis in January 2006, the Company recorded $476,000 in "Other current assets" for the fair value of a warrant previously received to purchase 170,500 shares of Lumera common stock at an exercise price of $8.80 per share. On the transaction date, the warrant was valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 4.6%; and contractual life of 5.1 years.

At December 31, 2007, the warrant was revalued using the Black-Scholes option pricing model with the following assumptions; expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 3.1%; and contractual life of 3.2 years. The fair value of the warrant decreased to $130,000 at December 31, 2007 from $595,000 at December 31, 2006 and the change in value of $465,000 was recorded as a non-operating loss and is included in "Gain (loss) on derivative instruments, net" in the consolidated statement of operations.

**Long-term Notes – Note 10**

The following table summarizes the activity in 2007 and 2006 related to the issuance of convertible notes (in thousands):

| | Notes | Warrants | Embedded derivative feature | Common stock and APIC | Loss on extinguishment of debt | Total |
|---|---|---|---|---|---|---|
| Balances at December 31, 2005 | 9,343 | 3,452 | 1,368 | 5,721 | (3,313) | |
| Principal payments on notes | (11,567) | -- | -- | 1,967 | -- | (9,600) |
| Discount accretion for the year ended December 31, 2006 | 4,642 | -- | -- | -- | -- | 4,642 |
| Changes in market value for the year ended December 31, 2006 | -- | (880) | (1,300) | -- | -- | (2,180) |
| Balances at December 31, 2006 | 2,418 | 2,572 | 68 | 7,688 | (3,313) | |
| Principal payments on notes | (2,767) | -- | -- | 1,367 | -- | (1,400) |
| Discount accretion for the year ended December 31, 2007 | 349 | -- | -- | -- | -- | 349 |
| Changes in market value for the year ended December 31, 2007 | -- | 85 | (68) | -- | -- | 17 |
| Balances at December 31, 2007 | $ -- | $ 2,657 | $ -- | $ 9,055 | $ (3,313) | |

In March 2007, the Company made the final scheduled payments in connection with its March and December convertible notes as follows:

- cash payments of $1,400,000 in principal and $28,000 in interest, and
- issued 459,000 shares of its common stock in payment of $1,367,000 in principal and $21,000 in interest.

March Notes

In March 2005, the Company raised $10,000,000, before issuance costs of $423,000, from the issuance of convertible March Notes ("March Notes") and warrants to purchase an aggregate of 462,000 shares of Microvision common stock. The March Notes were convertible on demand by the holders into Microvision common stock at a conversion price of $6.84 per share of Microvision common stock. The initial conversion price was subject to adjustment in the event Microvision issued common stock or common stock equivalents at a price per share of common stock below the conversion price of the March Notes. Due to below market issuances of Company's common stock, the conversion price of the March Notes at December 31, 2006 was $5.17 per share of common stock. In addition, upon the request of the Note holders, the Company was required to redeem the March Notes for cash upon a change of control or an event of default at a redemption price equal to 125% of the then outstanding balance of the March Notes. The Company had pledged 1,750,000 shares of its Lumera common stock as collateral for the March Notes and the December Notes described below.

The terms of the March Notes included interest at LIBOR plus 3.0% payable quarterly in cash or Microvision common stock, at the election of the Company, subject to certain conditions. If the Company chose to pay interest in Microvision common stock as opposed to cash, the price was based on 92% of the arithmetic average of the volume weighted average prices for the 10 trading days prior to the payment date. The March Notes were payable in six equal quarterly installments beginning in December 2005. The Company could, subject to certain conditions, elect to make the principal payments in common stock in lieu of cash. If the Company elected to pay principal in common stock, the Note holders could have elected to receive Microvision or Lumera common stock. Payment in stock would have been issued at a 10% discount to the arithmetic average of the volume weighted average prices for the 15 trading days prior to the payment date.

The Company concluded that the note holders' right to convert all or a portion of the March Notes into Microvision or Lumera common stock was an embedded derivative instrument as defined by FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). Accordingly, $2,955,000 of the cash proceeds were allocated to the embedded derivative instrument, which represented the fair value of the instrument on the date of issuance. The derivative instrument was valued using the higher of the Microvision or Lumera conversion feature.

The warrants issued with the March Notes vested on the date of grant, have an exercise price of $6.84 per common share and expire in March 2010. The initial exercise price is subject to adjustment in the event Microvision issues common stock or common stock equivalents at a price per share of common stock below the exercise price of the warrant. Due to below market issuances of the Company's common stock the exercise price of the warrants issued with the March Notes was $5.85 as of December 31, 2007. The warrants met the definition of a derivative instrument that must be accounted for as a liability under the provisions of Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," because the Company cannot engage in certain corporate transactions affecting the common stock unless it makes a cash payment to the holders of the warrants. Accordingly, $1,651,000 of the cash proceeds were allocated to the warrants, which represents the fair value of the warrants on the date of issuance and the amount was recorded as a current liability. Subsequent changes in the fair value of the warrants will be recorded in the statement of operations each period.

In July 2005, the Company entered into an agreement to amend the March Notes. In connection with the amendment, the Company issued three year warrants to purchase 750,000 shares of Microvision common stock at an exercise price of $6.84 per share. The conversion price of the amended March Notes and exercise price of the warrants are subject to anti-dilution adjustments, subject to conditions. In addition, the price at which the note holders can convert the March Notes to Microvision common stock was reduced to $5.85 per share, and the price at which the Company can mandatorily convert the March Notes to Microvision common stock was reduced to $10.24. The note holders may convert all or a portion of their March Notes.

The amended conversion feature continued to meet the definition of a derivative under FAS 133 and accordingly has been recorded at fair value and included within long-term liabilities. The carrying amount of the derivative is adjusted to fair value at each balance sheet date. The adjustments for the years ended December 31, 2007 and 2006 were $7,000 and $323,000, respectively. The adjustments were recorded in "Gain (loss) on derivative instrument instruments, net" in the statement of operations.

The combined liability for both the initial warrant and the additional warrant was valued at $729,000 and $883,000 at December 31, 2007 and 2006, respectively. The combined adjustments in value were $154,000, $390,000 and $2,672,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatilities of 67%, 67% and 58% to 65%; expected dividend yields of 0%; risk free interest rates ranging from 3.05% to 3.07%, 4.74% to 4.90% and 4.36% to 4.39%; and contractual lives ranging from 0.6 to 2.2 years, 1.6 to 3.2 years and 2.6 to 4.2 years at December 31, 2007, 2006 and 2005, respectively.

December Notes

In December 2005, the Company raised $10,000,000, before issuance costs of $134,000, from the issuance of notes ("December Notes"), 838,000 shares of common stock and warrants to purchase an aggregate of 1,089,000 shares of Microvision common stock. The December Notes were convertible on demand by the holders into Microvision common stock at a conversion price of $3.94 per share. The note holders had the right to convert all or a portion of their December Notes. In addition, upon the request of the note holders, the Company was required to redeem the notes for cash upon a change of control or an event of default at a redemption price equal to 125% of the then outstanding balance of the December Notes. The Company had pledged 1,750,000 shares of its Lumera common stock as collateral for the December Notes and the notes issued as of March 2005 ("March Notes") described above. Those shares have been classified as a "Current restricted investments" on the Company's consolidated balance sheet.

The terms of the December Notes included interest at LIBOR plus 3.0%, provided that the interest rate should not be less than 6% or greater than 8% payable quarterly in cash or Microvision common stock if the stock price was greater than $4.06 per share, at the election of the Company, subject to certain additional conditions. If the Company chose to pay interest in Microvision common stock as opposed to cash, the price was based on 90% of the arithmetic average of the volume weighted average prices for the 20 trading days prior to the payment date. The December Notes were payable in five equal quarterly installments beginning in March 2006. The Company could have elected to make the principal payments in common stock in lieu of cash if the stock price was greater than $4.06 per share, subject to certain other conditions. If the Company elected to pay principal in stock, the stock would have been issued at a 10% discount to the arithmetic average of the volume weighted average prices for the 15 trading days prior to the payment date.

The Company concluded that the note holders' right to convert all or a portion of the December Notes into Microvision common stock was an embedded derivative instrument as defined by FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). Accordingly, $1.1 million of the cash proceeds were allocated to the embedded derivative instrument, which represented the fair value of the instrument on the date of issuance. The changes in value for the years ended December 31, 2007 and 2006 of $60,000 and $978,000 were recorded as non-operating gains and included in "Gain (loss) on derivative features of note payable" in the consolidated statement of operations.

The warrants issued with the December Notes vested on the date of grant, have an exercise price of $3.94 per share of common stock share and expire in December 2010. The warrants met the definition of a derivative instrument that must be accounted for as a liability under the provisions of Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," because the Company cannot engage in certain corporate transactions affecting the common stock unless it makes a cash payment to the holders of the warrants. Accordingly, $2.2 million of the cash proceeds were allocated to the warrants, which represents the fair value of the warrants on the date of issuance and the amount was recorded as a current liability. Subsequent changes in the fair value of the warrants will be recorded in the statement of operations each period.

The liability for the warrants was valued at $1,928,000 and $1,689,000 at December 31, 2007 and 2006, respectively. The adjustments in value were $239,000 and $490,000 during the years ended December 31, 2007 and 2006, respectively. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatilities of 67%; expected dividend yields of 0%; risk free interest rates of 3.07% and 4.72%; and contractual lives of 2.9 and 3.9 years at December 31, 2007 and 2006, respectively.

The Microvision common stock was valued at the closing price on the date of closing of $3.60 per share. Aggregate proceeds of $3.0 million were allocated to the common stock. The remaining gross proceeds of $3.7 million were allocated to the notes.

**Common stock – Note 11**

On June 21, 2007, the Company exercised its right to call its publicly traded warrants. The Company received $34,092,000 from the exercise of 12,855,000 publicly traded warrants.

In November 2006, the Company raised $7.9 million, before issuance costs of $779,000, through an underwritten public offering of 3,318,000 shares of our common stock.

In June and July 2006, the Company raised an aggregate of $27.1 million, before issuance costs of $2.2 million, through an underwritten public offering of 11.6 million shares of our common stock and warrants to purchase 12.4 million shares of our common stock. The warrants have an exercise price of $2.65 per share, a five year term, and are not exercisable for one year from the date of issuance. The warrants are callable after one year from the date of issuance if the average closing bid price of our stock is over $5.30 for any 20 consecutive trading days. In connection with the offering, the Company issued the underwriter a warrant to purchase 537,500 shares of Microvision common stock at an exercise price of $2.76 per share. The Company also issued the underwriter a warrant to acquire 537,500 warrants, identical to those sold in the offering, at an exercise price of $0.16 per warrant. Both warrants will be exercisable for a period of 4 years beginning on the first anniversary of the date of issuance.

**Warrants – Note 12**

On June 21, 2007, the Company exercised its right to call its publicly traded warrants. The Company received $34,092,000 from the exercise of 12,855,000 publicly traded warrants. In addition, 45,000 warrants expired unexercised.

The following summarizes activity with respect to Microvision common stock warrants during the three years ended December 31, 2007:

| | Warrants to purchase common shares | | Weighted average excercise price |
|---|---|---|---|
| **Outstanding at December 31, 2004** | 1,718,000 | | 13.76 |
| Granted: | | | |
| Exercise price greater than intrinsic value | 2,602,000 | | 5.59 |
| Exercise price equal to intrinsic value | 7,000 | | 5.32 |
| Exercised | -- | | -- |
| Canceled/expired | (207,000) | | 25.14 |
| **Outstanding at December 31, 2005** | 4,120,000 | | 6.99 |
| Granted: | | | |
| Exercise price greater than intrinsic value | 12,900,000 | | 2.66 |
| Exercise price equal to intrinsic value | 537,000 | | 2.81 |
| Exercised | -- | | -- |
| Canceled/expired | -- | | -- |
| **Outstanding at December 31, 2006** | 17,557,000 | | 3.50 |
| Granted: | | | |
| Exercise price greater than intrinsic value | 537,000 | | 2.65 |
| Exercise price equal to intrinsic value | 25,000 | | 3.42 |
| Exercised | (13,803,000) | | 2.59 |
| Canceled/expired | (252,000) | | 6.30 |
| **Outstanding at December 31, 2007** | 4,064,000 | $ | 6.19 |
| | | | |
| **Exercisable at December 31, 2007** | 4,064,000 | $ | 6.19 |

The following table summarizes information about the weighted-average fair value of Microvision common stock warrants granted:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | | 2007 | | 2006 | | 2005 |
| Exercise price greater than fair value | $ | -- | $ | 1.81 | $ | 2.74 |
| Exercise price equal to fair value | | 2.08 | | -- | | 3.24 |
| Exercise price less than fair value | | 0.47 | | 2.00 | | -- |

The following table summarizes information about Microvision common stock warrants outstanding and exercisable at December 31, 2007:

| Range of exercise prices | Warrants outstanding: Number outstanding at December 31, 2007 | Weighted average remaining contractual life | Weighted average excercise price | Warrants exercisable: Number excercisable at December 31, 2007 | Weighted average excercise price |
|---|---|---|---|---|---|
| | | *(years)* | | | |
| $2.76 | 361,000 | 3.43 | $ 2.76 | 361,000 | $ 2.76 |
| $3.42-$3.90 | 687,000 | 2.13 | 3.83 | 687,000 | 3.83 |
| $3.94 | 1,090,000 | 2.92 | 3.94 | 1,090,000 | 3.94 |
| $5.32-$5.85 | 1,219,000 | 1.19 | 5.85 | 1,219,000 | 5.85 |
| $6.50 | 507,000 | 0.18 | 6.50 | 507,000 | 6.50 |
| $34.00 | 200,000 | 2.61 | 34.00 | 200,000 | 34.00 |
| $2.76-$34.00 | 4,064,000 | | | 4,064,000 | |

The fair value of the Microvision common stock warrants granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2007, 2006 and 2005, respectively: dividend yield of zero percent for all years; expected volatility of 47%, 65% and 70%; risk-free interest rates of 4.9%, 5.0%, and 4.2% and expected lives of 0.3, 5 and 4 years, respectively.

## Share-Based Compensation –Note 13

Stock Option Exchange

Subject to the terms of its tender offer filed in April 2006, on May 17, 2006, the Company exchanged 2.2 million existing options for 2.2 million new options affecting 105 employees. The new options have an exercise price of $2.77. The new options vested 25% on the grant date and will vest 25% on each subsequent annual anniversary. The tender offer did not result in the acceleration of vesting of any options. The new options have the same expiration dates as the options exchanged. The Company also adjusted the exercise price of 386,000 options not subject to the tender offer to $2.77 on the same date affecting 19 employees.

The tender offer was accounted for in accordance with FAS 123(R). The Company will recognize the $496,000 incremental fair value of the modified options over the value of the options prior to modification, as determined on the modification date, as additional non-cash compensation. The incremental expense is recognized ratably over the vesting periods of the options, 25% on the grant date with the remaining 75% straight-line over the remaining vesting period. The incremental fair value of the modified options was estimated using the Black-Scholes option pricing model with the following assumptions.

| | Pre-modification | Post-modification |
|---|---|---|
| Weighted average: | | |
| Exercise price | $ 8.84 | $ 2.77 |
| Volatility | 73% | 65% |
| Expected term (years) | 6.9 | 4.2 |
| Risk free rate | 5.0% | 5.0% |
| Pre-vest forfeiture rate | 5.0% | 5.0% |

Share-based Compensation Prior to Adopting Statement of Financial Accounting Standards No. 123, as revised December 2004 ("FAS 123(R)") on January 1, 2006

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related amendments and interpretations including the Financial Accounting

Standards Board Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation* ("FIN 44"), and complied with the disclosure provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"). The Company accounts for equity instruments issued to non-employees in accordance with the provisions of FAS 123 and Emerging Issues Task Force Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* ("EITF 96-18").

If compensation expense for employee and director options had been determined using the fair values at the grant dates consistent with the methodology prescribed under FAS 123 in 2005, the Company's consolidated net loss available to common shareholders and associated net loss per share would have increased to the pro forma amounts shown below (in thousands):

| | Year Ended December 31, |
|---|---|
| | 2005 |
| Net loss available for common shareholders, as reported | $ (30,284) |
| Add: Stock-based employee compensation expense included in net loss available for common shareholders, as reported | 94 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards | (1,931) |
| Net loss available for common shareholders, pro forma | $ (32,121) |
| Net loss per share as reported | $ (1.35) |
| Basic and diluted pro forma | $ (1.43) |

Adoption of FAS 123(R)

The Company adopted Statement of Financial Accounting Standards No. 123, as revised December 2004 ("FAS 123(R)") effective January 1, 2006. FAS 123(R) requires all employee share-based awards granted after the effective date to be valued at fair value, and to be expensed over the applicable vesting period. In addition, companies must begin recognizing compensation expense related to any awards that are not fully vested as of the adoption date. Compensation expense for such unvested employee awards will be measured based on the fair value of the awards as previously calculated and inter-period attribution method used in developing the pro forma disclosures in accordance with the provisions of FAS 123. The valuation of and accounting for share-based awards include a number of complex and subjective estimates. These estimates include, but are not limited to, the future volatility of our stock price, future employee stock option exercise behaviors and future employee terminations.

The Company adopted the Modified Prospective Application ("MPA") method to account for the transition from Accounting Principles Board Opinion No. 25 – Accounting for Stock Issued to Employees ("APB 25") and FAS 123 to FAS 123(R). As prescribed by MPA, the Company will not restate prior period financial statements. Under guidance contained in APB 25 and FAS 123, the Company had accounted for award forfeitures as they occur. Under FAS 123(R), the Company estimates the forfeiture rate on the grant date and adjusts the estimate through the vesting date. The Company has made a policy decision to change its share-based compensation expense attribution method for grants made on or after the adoption date to use the straight-line method. The accelerated expense attribution method under Financial Accounting Standards Board Interpretation No. 28 ("FIN 28") will continue to be applied for outstanding grants not vested as of the FAS 123(R) adoption date. Upon adopting FAS 123(R), the Company reversed $85,000 of unamortized deferred compensation as of December 31, 2005 against additional paid in capital.

As a result of adopting FAS 123(R), the Company's net loss for each of the years ended December 31, 2007 and December 31, 2006 was $1.8 million greater than had it continued to account for share-based employee compensation under APB 25. In addition, basic and diluted net loss per share was greater by $0.04 per share.

The share-based employee compensation cost charged against loss was as shown below (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Share-based employee compensation cost charged against loss | $ 1,797 | $ 1,825 | $ 94 |

Description of Incentive Plans

The Company currently has two incentive plans ("Incentive Plans") that have been approved by shareholders. Both Incentive Plans are administered by the Board of Directors, or its designated committee ("Plan Administrator"), and provide for various awards as determined by the Plan Administrator.

In July 2006, the 1996 Stock Option Plan (the "1996 Plan") expired. In September 2006, Company shareholders approved the 2006 Microvision, Inc. Incentive Plan which amends, restates and renames the 1996 Plan ("2006 Incentive Plan"). All awards outstanding under the 1996 Plan remain outstanding under the 2006 Incentive Plan. The 2006 Incentive Plan retained the 8.0 million share authorization that was under the 1996 Plan and permits granting non-qualified stock options ("NSOs"), incentive stock options ("ISOs"), stock appreciation rights, restricted or unrestricted stock, deferred stock, other share-based awards, or cash awards to employees, officers and certain non-employees of the Company. Any award may be a performance-based award. Awards granted under the 2006 Incentive Plan have generally been to employees under non-qualified stock option agreements with the following provisions: exercise prices greater than or equal to the Company's closing stock price on the date of grant; vesting periods ranging from three years to four years; expiration 10 years from the date of grant; and optionees who terminate their service after vesting have a limited time to exercise their options (typically three to twelve months).

The Independent Director Stock Option Plan ("Director Option Plan") has 900,000 shares authorized and permits granting NSOs to independent directors of the Company. In June 2005, shareholders approved an amendment to the Director Option Plan, increasing the number of shares reserved for the plan by 400,000 to 900,000 shares. Under the Director Option Plan, upon initial election or appointment to the Board of Directors, Directors receive a fully vested option to purchase 15,000 shares of common stock and a second option to purchase 15,000 shares of common stock. Upon reelection to the Board, Directors receive a subsequent option to purchase 15,000 shares of common stock. The second initial option grant and any reelection grant vests the earlier of one year from date of grant or the day before the next regularly scheduled annual shareholder meeting. Grants awarded under the Director Option Plan generally, have the following terms: exercise price equal to the Company's closing stock price on the date of grant; expiration 10 years from the date of grant, and vested grants remain exercisable until their expiration dates if a director leaves the Board.

Options Valuation Methodology and Assumptions

The Company uses the Black-Scholes option valuation model to determine the fair value of the options and uses the closing price of its common stock as the fair market value of its stock on that date.

The Company considers historical stock price volatilities, volatilities of similar companies and other factors in determining its estimates of future volatilities.

The Company follows the guidance provided by Staff Accounting Bulletin No. 107 ("SAB 107") for estimating "plain vanilla" option lives. For "non plain vanilla" options, the Company uses historical lives, including post-termination exercise behavior, publications, comparable company estimates, and other factors as the basis for estimating expected lives.

Risk free rates are based on the U.S. Treasury Yield Curve as published by the U.S. Treasury.

The following table summarizes the weighted-average valuation assumptions and weighted-average grant date fair value of options granted, excluding grants issued under the Company's tender offer which require an incremental valuation methodology and are disclosed above, during the periods shown below:

| | Year Ended December 31, 2007 | | Year Ended December 31, 2006 | | Year Ended December 31, 2005 |
|---|---|---|---|---|---|
| Assumptions (weighted average) | | | | | |
| Volatility | | 68% | | 72% | 70% |
| Expected term (in years) | | 6.2 | | 6.1 | 5.1 |
| Risk-free rate | | 5.0% | | 5.0% | 4.0% |
| Expected dividends | | -- | | -- | -- |
| Pre-vest forfeiture rate | | 5.0% | | 5.0% | n/a |
| Grant date fair value of options granted | $ | 2.67 | $ | 2.26 | $ 3.44 |

Options Activity and Positions

The following table summarizes activity and positions with respect to options for the year ended December 31, 2006:

| Options | Shares | | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (years) | | Aggregate Intrinsic Value |
|---|---|---|---|---|---|---|
| Outstanding as of December 31, 2004 | 5,118,000 | $ | 11.72 | 7.6 | $ | 683,000 |
| Granted | 574,000 | | 5.33 | | | |
| Exercised | (5,000) | | 4.03 | | | |
| Forfeited or expired | (367,000) | | 10.99 | | | |
| Outstanding at December 31, 2005 | 5,320,000 | | 11.09 | 6.8 | $ | 3,000 |
| Granted * | 4,280,000 | | 2.99 | | | |
| Exercised | (16,000) | | 2.77 | | | |
| Forfeited or expired * | (3,873,000) | | 9.62 | | | |
| Outstanding as of December 31, 2006 | 5,711,000 | | 6.04 | 6.9 | $ | 1,384,000 |
| Granted | 1,617,000 | | 4.08 | | | |
| Exercised | (84,000) | | 2.78 | | | |
| Forfeited or expired | (1,790,000) | | 9.05 | | | |
| Outstanding as of December 31, 2007 | 5,454,000 | $ | 4.52 | 6.9 | | 3,320,000 |
| Vested and expected to vest as of December 31, 2007 | 5,060,000 | $ | 4.59 | 6.8 | $ | 3,122,000 |
| Exercisable as of December 31, 2007 | 2,290,000 | $ | 5.72 | 5.0 | $ | 1,770,000 |

* Includes 2.2 million shares exchanged pursuant to stock option exchange disclosed above

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 were $163,000, $5,000 and $9,000, respectively.

As of December 31, 2007, the Company's unamortized share-based compensation was $4.8 million. The Company plans to amortize this share-based compensation cost over the next 2.5 years.

During 2006, the Board of Directors approved the immediate vesting of options to purchase 45,000 shares that had been issued to three independent directors. The directors subsequently resigned from the Board of Directors. The Company determined that the accelerated vesting was a modification of an award with a service vesting condition. The total fair value of each modified option was measured as the value of the original grant plus the value of the modified grant on its modification date. On the modification date, the total value of the modified awards was estimated to be $91,000, of which $84,000 was previously amortized, and the remaining value of $7,000 was immediately expensed as compensation cost.

In July 2005, the Company granted options to purchase an aggregate of 300,000 shares of common stock at an exercise price of $5.32 to an executive officer. The exercise price of the options was less than the fair market value of the shares on the date of grant. According to guidance in Accounting Principles Bulletin No. 25 ("APB 25"), the Company recorded $144,000 of deferred compensation and amortized $59,000 to compensation expense related to these options in 2005. Upon adopting FAS 123(R) on January 1, 2006, the Company reversed the remaining unamortized deferred compensation of $85,000 to additional paid-in capital.

**Commitments and contingencies – Note 14**

Agreements with the University of Washington ("UW")

In October 1993, the Company entered into a Research Agreement and an exclusive license agreement ("License Agreement") with the UW. The License Agreement grants the Company the rights to certain intellectual property, including the technology being subsequently developed under the Microvision research agreement ("Research Agreement"), whereby the Company has an exclusive, royalty-bearing license to make, use and sell or sublicense the licensed technology. In consideration for the license, the Company agreed to pay a one-time nonrefundable license issue fee of $5,134,000. Payments under the Research Agreement were credited to the license fee. In addition to the nonrefundable fee, which has been paid in full, the Company is required to pay certain ongoing royalties. Beginning in 2001, the Company is required to pay the UW a nonrefundable license maintenance fee of $10,000 per quarter, to be credited against royalties due.

**Litigation**

The Company is subject to various claims and pending or threatened lawsuits in the normal course of business. The Company is not currently party to any legal proceedings that management believes would have a material adverse effect on the Company's financial position, results of operations or cash flows. The Company has sued its former CEO and President Richard Rutkowski and his spouse to collect $1,733,000 in outstanding loans from the Company that were due in January 2007 and remain unpaid. Counterclaims were filed by Mr. Rutkowski and his spouse, seeking to recover damages in an amount in excess of $15,000,000. The Company believes these claims are without merit and intends to defend them vigorously. However, an adverse outcome could have a material adverse affect on its financial condition.

**Lease commitments**

The Company leases its office space and certain equipment under noncancelable capital and operating leases with initial or remaining terms in excess of one year.

The Company entered into a 90 month facility lease that commenced in February 2006. The lease includes extension and rent escalation provisions over the 90 month term of the lease. Rent expense will be recognized on a straight-line basis over the lease term.

Future minimum rental commitments under capital and operating leases for years ending December 31 are as follows:

| | Capital leases | | Operating leases |
|---|---|---|---|
| 2008 | $ 55,000 | $ | 896,000 |
| 2009 | 49,000 | | 852,000 |
| 2010 | 40,000 | | 881,000 |
| 2011 | 8,000 | | 905,000 |
| 2012 | -- | | 935,000 |
| Thereafter | -- | | 564,000 |
| Total minimum lease payments | 152,000 | $ | 5,033,000 |
| Less: Amount representing interest | (20,000) | | |
| Present value of capital lease obligations | 132,000 | | |
| Less: Current portion | (44,000) | | |
| Long-term obligation at December 31, 2007 | $ 88,000 | | |

The capital leases are collateralized by the related assets financed and by security deposits held by the lessors under the lease agreements. The cost and accumulated depreciation of equipment under capital leases was $1,017,000, and $886,000, respectively, at December 31, 2007 and $1,017,000 and $837,000, respectively, at December 31, 2006.

Net rent expense was $830,000, $1,082,000, and $1,435,000 for 2007, 2006 and 2005, respectively. Sub-lease income of $0, $125,000 and $575,000 for 2007, 2006, and 2005, respectively, was included as a reduction in rent expense.

**Long-term debt**

During 2006, the Company entered into a loan agreement with the lessor of the Company's corporate headquarters in Redmond to finance $536,000 in tenant improvements. The loan carries a fixed interest rate of 9% per annum, is repayable over the initial term of the lease, which expires in 2013, and is secured by a letter of credit. The balance of the loan was $458,000 at December 31, 2007.

**Adverse purchase commitments**

The Company has periodically entered into noncancelable purchase contracts in order to ensure the availability of materials to support Flic production. Management periodically assesses the need to provide for impairment on these purchase contracts and records a loss on purchase commitments when required. In December 2006, the Company recorded a loss of $310,000 to cost of product revenue as a result of commitments to purchase materials for the Flic scanner that are in excess of our estimated future proceeds from the sale of the Flic scanners.

**Income taxes – Note 15**

A provision for income taxes has not been recorded for 2007, 2006 and 2005 due to the valuation allowances placed against the net operating losses and deferred tax assets arising during such periods. A valuation allowance has been recorded for all deferred tax assets because based on the Company's history of losses since inception, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets.

At December 31, 2007, Microvision has net operating loss carry forwards of approximately $200.0 million, for federal income tax reporting purposes. In addition, Microvision has research and development tax credits of $3.6 million. The net operating loss carry forwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2008 to 2027 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of the Company's stockholders during any three-year period would result in limitations on the Company's ability to utilize its net operating loss carry-forwards. The Company has determined that such a change occurred during 1995 and the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change occurred in 1996; and the limitation for losses generated in 1996 is approximately $1,600,000.

Deferred tax assets are summarized as follows:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Deferred tax assets, current | | |
| Reserves | $ 2,460,000 | $ 2,408,000 |
| Other | 712,000 | 375,000 |
| Total gross deferred tax assets, current | 3,172,000 | 2,783,000 |
| Deferred tax assets, noncurrent | | |
| Net operating loss carryforwards | 68,658,000 | 66,152,000 |
| R&D credit carryforwards | 3,601,000 | 2,894,000 |
| Depreciation/amortization deferred | 10,848,000 | 7,837,000 |
| Other | 2,581,000 | 1,870,000 |
| Total gross deferred tax assets, noncurrent | 85,688,000 | 78,753,000 |
| Deferred tax liabilities, noncurrent | | |
| Loss in equity subsidiary | -- | (2,436,000) |
| Convertible debt | (1,209,000) | (2,535,000) |
| Total gross deferred tax liabilities, noncurrent | (1,209,000) | (4,971,000) |
| Net deferred taxes before valuation allowance | 87,651,000 | 76,565,000 |
| Less: Valuation allowance | (87,651,000) | (76,565,000) |
| Deferred tax assets | $ -- | $ -- |

The valuation allowance and the research and development credit carry forwards account for substantially all of the difference between the Company's effective income tax rate and the Federal statutory tax rate of 34%.

Certain net operating losses arise from the deductibility for tax purposes of compensation under nonqualified stock options equal to the difference between the fair value of the stock on the date of exercise and the exercise price of the options. For financial reporting purposes, the tax effect of this deduction when recognized is accounted for as a credit to shareholders' equity.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The Company did not have any unrecognized tax benefits which would require an adjustment to the January 1, 2007 beginning balance of retained earnings. The Company did not have any unrecognized tax benefits at January 1, 2007 and at December 31, 2007.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2007 and 2006 the Company recognized no interest and penalties.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The tax years 2004-2006 generally remain open to examination by major taxing jurisdictions to which the Company is subject.

**Retirement savings plan – Note 16**

The Company has a retirement savings plan ("the Plan") that qualifies under Internal Revenue Code Section 401(k). The Plan covers all qualified employees. Contributions to the Plan by the Company are made at the discretion of the Board of Directors.

In February 2000, the Board of Directors approved a plan amendment to match 50% of employee contributions to the Plan up to 6% of the employee's per pay period compensation, starting on April 1, 2000. During 2007, 2006 and 2005, the Company contributed $295,000, $308,000 and $321,000, respectively, to the Plan under the matching program.

**Segment Information – Note 17**

The accounting policies used to derive reportable segment results are described in Note 2, "Summary of Significant Accounting Policies."

From inception in 2000 to July 2004, Lumera was a consolidated subsidiary and treated as a separate segment within Microvision. Subsequent to July 2004, Lumera became an equity method investment. Since July 2004, Microvision has operated as one segment.

At January 31, 2006 and December 31 2005, Lumera was a significant unconsolidated equity investment of Microvision. For the one month period ended January 31, 2006, Lumera revenue was $168,000, gross profit was $82,000, loss from operations was $1,109,000 and net loss was $1,040,000. For 2005, Lumera revenue was $1,509,000, gross profit was $587,000, loss from operations was $11,108,000 and net loss was $10,453,000.

**Quarterly Financial Information (Unaudited) – Note 18**

The following table presents the Company's unaudited quarterly financial information for the years ending December 31, 2007 and 2006:

| | Year Ended December 31, 2007 | | | |
|---|---|---|---|---|
| | December 31, | September 30, | June 30, | March 31, |
| Revenue | $ 2,988,000 | $ 2,599,000 | $ 2,662,000 | $ 2,235,000 |
| Gross Margin | 1,092,000 | 846,000 | 999,000 | 941,000 |
| Net loss available for common shareholders | (6,022,000) | (4,718,000) | (2,155,000) | (6,892,000) |
| Net loss per share basic and diluted | (0.11) | (0.08) | (0.05) | (0.16) |

| | Year Ended December 31, 2006 | | | |
|---|---|---|---|---|
| | December 31, | September 30, | June 30, | March 31, |
| Revenue | $ 1,842,000 | $ 823,000 | $ 1,906,000 | $ 2,472,000 |
| Gross Margin | (181,000) | (195,000) | (774,000) | 27,000 |
| Net loss available for common shareholders | (8,681,000) | (7,692,000) | (11,215,000) | 331,000 |
| Net loss per share basic and diluted | (0.21) | (0.20) | (0.38) | 0.01 |

During 2006, the Company recorded inventory write-offs and adverse purchase commitments of $1,491,000, of which $900,000 was during the quarter ended December 31, 2006.

## MICROVISION, INC.
## VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
### (in thousands)

| Description | Balance at beginning of fiscal period | Additions: Charges to costs and expenses | Additions: Charges to other accounts | Deductions | Balance at end of fiscal period |
|---|---|---|---|---|---|
| Year Ended December 31, 2005 | | | | | |
| Allowance for receivables from related parties | $ 900 | $ 1,031 | $ -- | $ -- | $ 1,931 |
| Tax valuation allowance | 63,972 | -- | 7,056 | -- | 71,028 |
| Year Ended December 31, 2006 | | | | | |
| Allowance for receivables from related parties | 1,931 | 542 | -- | -- | 2,473 |
| Tax valuation allowance | 71,028 | -- | 5,537 | -- | 76,565 |
| Year Ended December 31, 2007 | | | | | |
| Allowance for receivables from related parties | 2,473 | 23 | -- | -- | 2,496 |
| Tax valuation allowance | 76,565 | -- | 11,086 | -- | 87,651 |

## CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants in accounting or financial disclosure matters during the Company's fiscal years ended December 31, 2007 and 2006.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Overview

We are developing miniature display and imaging engines based upon our technology platform. Our technology platform utilizes our expertise in two dimensional Micro-Electrical Mechanical systems ("MEMS"), lasers, optics and electronics to create a high quality video or still image from a small form factor device with lower power needs than conventional display technologies.

In 2006, we announced our strategy to develop and supply a proprietary display engine called PicoP to potential OEM customers who will embed them into a variety of consumer and automotive products. The primary objective for consumer applications is to provide users of mobile devices with a large screen viewing experience produced by a small embedded projector. Mobile devices may include cell phones, PDA's, gaming consoles and other consumer electronics products. These potential products would allow users to watch movies, play videos, display images, and other data onto a variety of surfaces. The PicoP with some modification could be embedded into the dashboard of an automobile or an airplane to create a heads up display (HUD) that could project point-by-point navigation, critical operational, safety and other information important to the driver or pilot. The PicoP could be further modified to be embedded into a pair of glasses to provide the mobile user with a see-through or occluded personal display to view movies, play games or access other content.

We have incurred substantial losses since inception and expect to incur a substantial loss during the fiscal year ended December 31, 2008.

## Key Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, contract losses, bad debts, investments and contingencies and litigation. We base our estimates on historical experience, terms of existing contracts, our evaluation of trends in the display and image capture industries, information provided by our current and prospective customers and strategic partners, information available from other outside sources, and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following key accounting policies require more significant judgments and estimates used in the preparation of its consolidated financial statements:

*Revenue Recognition.* We recognize contract revenue as work progresses on long-term, cost plus fixed fee and fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. We use this revenue recognition methodology because we can make reliable estimates of the revenue and costs. Recognized revenues are subject to revisions as the contract progresses to completion and actual revenue and cost become certain. Revisions in revenue estimates are reflected in the period in which the facts that give rise to the revision become known. Revisions in these estimates could significantly impact recognized revenue in any one reporting period. If the U.S. Government cancels a contract, we would receive payment for work performed and costs committed to prior to the cancellation.

Our product sales generally include acceptance provisions. We recognize revenue for product shipments upon acceptance of the product by the customer or expiration of the contractual acceptance period.

*Losses on Uncompleted Contracts.* We establish an allowance for estimated losses if a contract has an estimated cost to complete that is in excess of the remaining contract value. The entire estimated loss is recorded in the period in which the loss is first determined. We determine the estimated cost to complete a contract through a detailed review of the work to be completed, the resources available to complete the work and the technical difficulty of the remaining work. If the revised estimated cost to complete the contract is higher than the total contract revenue, the entire contract loss is recognized. The actual cost to complete a contract can vary significantly from the estimated cost, due to a variety of factors including availability of technical staff, availability of materials and technical difficulties that arise during a project. Most of our development contracts are cost plus fixed fee type contracts. Under these types of contracts, we are not required to spend more than the contract value to complete the contracted work.

*Allowance for uncollectible receivables.* We maintain allowances for uncollectible receivables, including accounts receivable, cost and estimated earnings in excess of billings on uncompleted contracts and receivables from related parties. We review several factors in determining the allowances including the customer's and related party's past payment history and financial condition. If the financial condition of our customers or the related parties with whom we have receivables were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

*Inventory.* We value inventory at the lower of cost or market with cost determined on a weighted average cost basis. We review several factors in determining the market value of our inventory including evaluating the replacement cost of the raw materials and the net realizable value of the finished goods. If we do not achieve our targeted sales prices, if market conditions for our components or products were to decline or if we do not achieve our sales forecast, additional reductions in the carrying value of the inventory would be required.

*Employee Share-Based Compensation.* We issue share-based compensation to employees in the form of options exercisable into our common stock. We account for employee share-based compensation under the guidance provided by Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123(R), *Share-Based Payment.* We use the Black-Scholes option pricing model to estimate the value of these instruments. We use this model because it results in reasonable estimated fair values for our standard options, is widely accepted and provides comparability across a wide range of similar companies. To use the Black-Scholes options pricing model we must evaluate a range of variables and determine estimates of future option lives, stock volatility and interest rates. In addition, once estimated fair values are developed, we must estimate prevesting forfeiture rates. Changes in these estimates could result in a materially different valuation of the stock-based compensation. Other models for valuing stock-based compensation exist and the use of an alternative model could result in a materially different valuation of the compensation expense.

The key accounting policies described above are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for us to apply judgment or make estimates. There are also areas in which our judgment in selecting any available alternative would not produce a materially different result to our consolidated financial statements. Additional information about our accounting policies, and other disclosures required by generally accepted accounting principles, are set forth in the notes to our consolidated financial statements.

Inflation has not had a material impact on our revenues, or income from continuing operations over the three most recent fiscal years.

**Results of Operations**

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

*Contract Revenue.*

| (in thousands) | 2007 | % of contract revenue | 2006 | % of contract revenue | $ change | % change |
|---|---|---|---|---|---|---|
| Government revenue | $ 6,430 | 71.4 | $ 3,586 | 68.0 | $ 2,844 | 79.3 |
| Commercial revenue | 2,580 | 28.6 | 1,689 | 32.0 | 891 | 52.8 |
| Total contract revenue | $ 9,010 | | $ 5,275 | | $ 3,735 | 70.8 |

We earn contract revenue from performance on development contracts with the United States government and commercial customers.

Our contract revenue in a particular period is dependent upon when we enter into a contract, the value of the contracts we have entered into, and the availability of technical resources to perform work on the contracts. Contract revenue was higher during 2007 than in 2006, due to higher beginning government contract backlog and an increased level of activity on commercial contracts compared to the prior year.

In May 2007, we announced that we had entered into a $3.2 million contract with the U.S. Air Force to provide a lightweight, see-through, full-color eyewear display prototype to the government. The contract, which continues a development activity with the Air Force, specifies the development, design, verification, testing, and delivery of a lightweight, see-through full-color wearable display for evaluation by several DOD project offices.

As long as most of our revenue is earned from performance on development contracts, we believe there may be a high degree of variability in revenue from one period to another.

Our backlog of development contracts at December 31, 2007 was $3.8 million compared to $6.8 million at December 31, 2006. The backlog is composed of development contracts entered through December 31, 2007. We plan to complete the entire contract backlog during 2008.

*Product Revenue.*

| (in thousands) | 2007 | % of product revenue | 2006 | % of product revenue | $ change | % change |
|---|---|---|---|---|---|---|
| Rov revenue | $ 90 | 6.1 | $ -- | 0.0 | $ 90 | N/A |
| Flic revenue | 1,303 | 88.4 | 1,589 | 89.9 | (286) | (18.0) |
| Nomad revenue | 81 | 5.5 | 179 | 10.1 | (98) | (54.7) |
| Total product revenue | $ 1,474 | | $ 1,768 | | $ (294) | (16.6) |

We have earned product revenue from sales of ROV, Flic and Nomad.

In May 2007, we announced the launch of ROV, our new bar code scanner product. The ROV is based on our proprietary MEMS technology. ROV is being manufactured by our contract manufacturing partner in Malaysia. We had planned to begin commercial shipments of ROV during the third quarter of 2007. During our Beta evaluation, we determined that ROV did not meet our quality standards. We delayed the launch of ROV production until we could correct the deficiencies. Commercial shipments of ROV began during the fourth quarter of 2007.

The decrease in Flic revenue in 2007 compared to 2006 was the result of the timing of the release of ROV. We believe that many of our customers were waiting for the availability of ROV before placing orders for our bar code scanning products.

The decrease in Nomad revenue was the result of our decision in June 2006 to no longer promote the Nomad product. The Nomad had not gained the commercial acceptance we had planned when it was introduced.

Our quarterly revenue may vary substantially due to the timing of product orders from customers, production constraints and raw material availability.

The backlog of product orders at December 31, 2007 was approximately $245,000, compared to $353,000 at December 31, 2006, all of which is scheduled for delivery during 2008.

*Cost of Contract Revenue.*

| (in thousands) | 2007 | % of contract revenue | 2006 | % of contract revenue | $ change | % change |
|---|---|---|---|---|---|---|
| Cost of contract revenue | $ 4,916 | 54.6 | $ 3,398 | 64.4 | $ 1,518 | 44.7 |

Cost of contract revenue includes both the direct and allocated indirect costs of performing on development contracts. Direct costs include labor, materials and other costs incurred directly in performing on a contract. Indirect costs include labor and other costs associated with operating our research and development department and building our technical capabilities and capacity. Cost of contract revenue is determined both by the level of direct costs incurred on development contracts and by the level of indirect costs incurred in operating and building our technical capabilities and capacity. Both the direct and indirect costs can fluctuate substantially from period to period.

The cost of contract revenue as a percentage of revenue was lower in 2007 than in 2006 as a result of negotiating better terms on contracts entered into in late 2006 and early 2007. We target a gross margin for each contract of at least 40%; however, the gross margin can vary based on the technical challenges encountered in completing the contract.

The cost of revenue as a percentage of revenue can fluctuate significantly from period to period, depending on the contract cost mix and the levels of direct and indirect costs incurred. However, over longer periods of time we expect modest fluctuations in the cost of contract revenue, as a percentage of contract revenue.

*Cost of Product Revenue.*

| (in thousands) | 2007 | % of product revenue | 2006 | % of product revenue | $ change | % change |
|---|---|---|---|---|---|---|
| Cost of product revenue | $ 1,690 | 114.7 | $ 4,768 | 269.7 | $ (3,078) | (64.6) |

Cost of product revenue includes both the direct and allocated indirect costs of manufacturing ROVs and Flics sold to customers. Direct costs include labor, materials and other costs incurred directly in the manufacture of ROV and Flic. Indirect costs include labor and other costs associated with operating our manufacturing capabilities and capacity.

Our overhead, which includes the costs of procuring, inspecting and storing material, facility and depreciation costs, is allocated to inventory, cost of product revenue, cost of contract revenue, and research and development expense based on the proportion of direct material purchased for the respective activity. During 2007 and 2006, we expensed approximately $289,000 and $1,224,000, respectively, of manufacturing overhead associated with production capacity in excess of production requirements.

The decline in cost of product revenue as a percentage of product revenue for 2007 compared to 2006 is attributable to the following factors:

- The decision in June 2006 to no longer support the Nomad product line. During 2006, we recorded expenses of $1.2 million associated with the Nomad product line that were not repeated in 2007.

- Reduced direct cost and overhead on the Flic product line resulting in a savings of approximately 108% for the year ended December 31, 2007 compared to the same period in 2006.

- The absence of losses associated with noncancelable purchase contracts. In 2006, we recorded a loss of $310,000 to cost of product revenue as a result of commitments to purchase materials for the Flic scanner that were in excess of our estimated future proceeds from the sale of the Flic scanners.

We expect that the cost of product revenue on an absolute dollar basis will increase in the future as expected sales of commercial products increase. The cost of product revenue as a percentage of product revenue can fluctuate significantly from period to period, depending on the product mix, the level of overhead expense and the volume of direct materials purchased.

*Research and Development Expense.*

| (in thousands) | 2007 | 2006 | $ change | % change |
|---|---|---|---|---|
| Research and development | $ 14,944 | $ 10,715 | $ 4,229 | 39.5 |

Research and development expense consists of:

- Compensation related costs of employees and contractors engaged in internal research and product development activities,
- Laboratory operations, outsourced development and processing work, and
- Other operating expenses.

Our research and development department works on both contract revenue projects and internally funded development projects. We allocate the research and development department overhead to cost of contract revenue and research and development expense based on the proportion of direct labor cost incurred in cost of contract revenue and research and development, respectively.

We have increased spending in research and development as part of our strategy to accelerate the time to market for products based on the PicoP. The increase in cost is primarily attributable to increases in payroll costs and contracted services.

We believe that a substantial level of continuing research and development expense will be required to develop additional commercial products using the light scanning technology. Accordingly, we anticipate our level of research and development spending will continue to be substantial.

*Sales, Marketing, General and Administrative Expense.*

| (in thousands) | 2007 | 2006 | $ change | % change |
|---|---|---|---|---|
| Sales, marketing, general and administrative | $ 15,779 | $ 17,362 | $ (1,583) | (9.1) |

Sales, marketing, general and administrative expense includes compensation and support costs for marketing, sales, management and administrative staff, and for other general and administrative costs, including legal and accounting services, consultants and other operating expenses.

In early 2006, we announced our plan to reduce spending in sales, marketing, general and administrative expenses. We continue to aggressively manage these costs as part of our strategy of accelerating the development of products based on the PicoP while controlling the cash burn. The decrease in sales, marketing, general and administrative expense in 2007 compared to 2006 is the result of the cost reduction efforts.

*Interest Income and Expense.*

| (in thousands) | 2007 | 2006 | $ change | % change |
|---|---|---|---|---|
| Interest income | $ 1,358 | $ 719 | $ 639 | 88.9 |

| (in thousands) | 2007 | 2006 | $ change | % change |
|---|---|---|---|---|
| Interest expense | $ 513 | $ 5,753 | $ (5,240) | (91.1) |

The increase in interest income in 2007 from 2006 results from higher average cash and investment securities balances.

In March 2005, we raised $10 million before issuance costs of $423,000 from the issuance of convertible notes ("March Notes") and warrants to purchase an aggregate of 462,000 shares of Microvision common stock. In December 2005, we raised $10 million before issuance costs of $134,000 from the issuance of convertible notes ("December Notes"), 838,000 shares of Microvision common stock and warrants to purchase an aggregate of 1,089,000 shares of Microvision common stock. The decrease in interest expense from the prior year relates to the lower outstanding balance of our March and December Notes in 2007 than in 2006.

*Gain (Loss) on Derivative Instruments, Net.*

| (in thousands) | 2007 | 2006 | $ change | % change |
|---|---|---|---|---|
| Gain (loss) on derivative instruments, net | $ (483) | $ 1,627 | $ (2,110) | (129.7) |

In connection with the issuance of our March Notes and our December Notes (together, the "Notes"), we concluded that the note holders' right to convert all or a portion of the Notes into our common stock is an embedded derivative instrument as defined by FAS 133, *Accounting for Derivative Instruments and Hedging Activities.* We determine the value of the derivative features at each balance sheet date using the Black-Scholes option pricing model. Due to the retirement of our Notes in March 2007, the value of the derivative feature decreased to zero. The change in value of $68,000 from December 31, 2007 to the date of retirement of the Notes was recorded as a non-operating gain and is included in "Gain (loss) on derivative instruments, net" in the consolidated statement of operations.

We issued warrants to purchase 2,302,000 shares of common stock in connection with the issuance of the Notes. The warrants met the definition of derivative instruments that must be accounted for as liabilities under the provisions of Emerging Issues Task Force Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,* because we cannot engage in certain corporate transactions affecting the common stock unless we make a cash payment to the holders of the warrants. We record changes in the fair values of the warrants in the statement of operations each period. We valued the warrants at December 31, 2007 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 67%; expected dividend yield of 0%; risk free interest rates ranging from 3.05% to 3.07%; and contractual lives ranging from .6 years to 2.9 years. The change in value of the warrants of $85,000 in 2007 was recorded as a non-operating loss and is included in "Gain (loss) on derivative instruments, net" in the consolidated statement of operations.

In January 2006, we sold 2.6 million shares of Lumera common stock for $10.3 million. As a result of the reduction in ownership, we changed to the cost basis of accounting for our investment in Lumera in accordance with FAS 115. In connection with the change in accounting method, we recorded $476,000 in "Other current assets" for the fair value of warrants previously received to purchase 170,500 shares of Lumera common stock. On the transaction date, the warrants were initially valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 4.55%; and contractual life of 5.1 years. As of December 31, 2007, the warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 3.11%; and contractual life of 3.2 years. As of December 31, 2007, the fair value of the warrants decreased to $130,000 and the change in value of $465,000 in 2007 was recorded as a loss to "Gain (loss) on derivative instruments, net."

*Equity in losses of Lumera and Gain on sale of investment in Lumera.*

Equity in losses of Lumera:

| (in thousands) | | 2007 | | 2006 | | $ change | % change |
|---|---|---|---|---|---|---|---|
| Equity in losses of Lumera | $ | 0 | $ | (290) | $ | 290 | (100.0) |

Gain on sale of securities of equity investment:

| (in thousands) | | 2007 | | 2006 | | $ change | % change |
|---|---|---|---|---|---|---|---|
| Gain on sale of investment in Lumera | $ | 6,606 | $ | 8,738 | $ | (2,132) | (24.4) |

In 2006, we sold 2.9 million shares of our Lumera common stock for $12.2 million. We recorded a "Gain on sale of investment in Lumera" of approximately $8.7 million. In January 2006, we recorded a charge of $290,000 for our proportion of Lumera net loss for the period preceding change in accounting method.

During 2007, we sold 1,714,000 shares of Lumera common stock for gross proceeds of $8.7 million and we recorded a gain of $6.6 million. As of December 31, 2007, we owned 36,000 shares of Lumera common stock.

*Income Taxes.*

No provision for income taxes has been recorded because we have experienced net losses from inception through December 31, 2007. At December 31, 2007, we had net operating loss carry-forwards of approximately $200.0 million for federal income tax reporting purposes. In addition, we have research and development tax credits of $3.6 million. The net operating losses begin expiring in 2008 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of our shareholders during any three-year period would result in a limitation on our ability to utilize a portion of our net operating loss carry-forwards. We have determined that such a change of ownership occurred during 1995 and that the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change of ownership occurred in 1996 and the annual limitation for losses generated in 1996 is approximately $1.6 million.

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. We did not have any unrecognized tax benefits which would require an adjustment to the January 1, 2007 beginning balance of retained earnings. We did not have any unrecognized tax benefits at January 1, 2007 and at December 31, 2007.

We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2007 and 2006, we recognized no interest and penalties.

*Inducement for Conversion of Preferred Stock*

| (in thousands) | | 2007 | | 2006 | | $ change | % change |
|---|---|---|---|---|---|---|---|
| Inducement for conversion of preferred stock | $ | 0 | $ | (3,076) | $ | 3,076 | (100.0) |

In May 2006, we entered into a Conversion Agreement with the holders of our Series A Convertible Preferred Stock to convert 5,000 shares of Preferred Stock. The details of the conversion are discussed under "Inducement for Conversion of Preferred Stock" presented below.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

*Contract Revenue.*

| (in thousands) | | 2006 | % of contract revenue | | 2005 | % of contract revenue | | $ change | % change |
|---|---|---|---|---|---|---|---|---|---|
| Government revenue | $ | 3,586 | 68.0 | $ | 5,209 | 45.7 | $ | (1,623) | (31.2) |
| Commercial revenue | | 1,689 | 32.0 | | 6,177 | 54.3 | | (4,488) | (72.7) |
| Total contract revenue | $ | 5,275 | | $ | 11,386 | | $ | (6,111) | (53.7) |

During 2005, we earned $4.9 million from work performed on a contract with Ethicon Endo-Surgery, Inc., a subsidiary of Johnson & Johnson, integrating our technology into certain medical devices compared to $806,000 during 2006. We delivered the prototype devices as required and completed the work under the contract in 2006.

In September 2006, we entered into an 18 month $5.95 million contract with General Dynamics C4 Systems to supply full-color, daylight readable, see-through helmet-mounted displays as part of the U.S. Army's Mounted Warrior HMD Improvement Program. General Dynamics holds prime contracts with the U.S. Army for other Warrior programs including Land Warrior, Air Warrior and Future Force Warrior Advanced Technology Demonstration. The contract specifies the development and delivery of ten full-color display units for evaluation.

In September 2006, we also entered into a 12 month agreement with Visteon, a global Tier 1 automotive supplier. Under the agreement, we worked with Visteon to design and produce a series of advanced automotive head-up display samples. Visteon, working in collaboration with us, is expected to use the samples to demonstrate the performance of our laser-based light scanning technology and to refine commercial product requirements of automotive head-up displays.

Our backlog of development contracts at December 31, 2006 was $6.8 million compared to $2.8 million at December 31, 2005.

*Product Revenue.*

| (in thousands) | 2006 | % of product revenue | 2005 | % of product revenue | $ change | % change |
|---|---|---|---|---|---|---|
| Flic revenue | $ 1,589 | 89.9 | $ 1,569 | 46.7 | $ 20 | 1.3 |
| Nomad revenue | 179 | 10.1 | 1,791 | 53.3 | (1,612) | (90.0) |
| Total product revenue | $ 1,768 | | $ 3,360 | | $ (1,592) | (47.4) |

During 2005, we sold 165 Nomad units totaling $1.2 million to General Dynamics and there was no corresponding sale in 2006. The Nomad did not gain the commercial acceptance we had planned when it was introduced. In June 2006, we decided not to continue to promote the Nomad product.

The backlog of product orders at December 31, 2006 was approximately $353,000, compared to $579,000 at December 31, 2005.

*Cost of Contract Revenue.*

| (in thousands) | 2006 | % of contract revenue | 2005 | % of contract revenue | $ change | % change |
|---|---|---|---|---|---|---|
| Cost of contract revenue | $ 3,398 | 64.4 | $ 6,456 | 56.7 | $ (3,058) | (47.4) |

Our research and development department works on both contract revenue projects and internally funded development projects. We allocate the research and development department overhead to cost of contract revenue and research and development expense based on the proportion of direct labor cost incurred in cost of contract revenue and research and development, respectively. As a result of the lower direct labor cost in cost of contract revenue in 2006, approximately $1,329,000, less overhead was allocated to cost of contract revenue than in 2005.

*Cost of Product Revenue.*

| (in thousands) | 2006 | % of product revenue | 2005 | % of product revenue | $ change | % change |
|---|---|---|---|---|---|---|
| Cost of product revenue | $ 4,768 | 269.7 | $ 8,636 | 257.0 | $ (3,868) | (44.8) |

Our overhead, which includes the costs of procuring, inspecting and storing material, facility and depreciation costs, is allocated to inventory, cost of product revenue, cost of contract revenue, and research and development expense based on the proportion of direct material purchased for the respective activity. During 2006, we expensed approximately $1,224,000, or $234,000 less than in 2005, of manufacturing overhead associated with production capacity in excess of production requirements.

Cost of product revenue for 2006 includes the write-off of a total of $1,181,000 of inventory, compared to $3,732,000 for 2005. The write-offs were due to changes in product design, our decision not to promote the Nomad product, and customer demand that caused components and accessories to become obsolete or slow-moving. We value our inventory at the lower of cost or market and reduce the value of our inventory to its estimated scrap value when we determine that we will probably not sell the inventory during the next 12 months. As a result of our decision not to promote the Nomad product we also recorded $100,000 in depreciation expense to fully depreciate the fixed assets used in Nomad production.

We have periodically entered into noncancelable purchase contracts in order to ensure the availability of materials to support Flic production. We periodically assess the need to provide for impairment on these purchase contracts and record a loss on purchase commitments when required. In December 2006, we recorded a loss of $310,000 to cost of product revenue as a result of commitments to purchase materials for the Flic scanner that are in excess of our estimated future proceeds from the sale of the Flic scanners.

*Research and Development Expense.*

| (in thousands) | 2006 | 2005 | $ change | % change |
|---|---|---|---|---|
| Research and development | $ 10,715 | $ 6,587 | $ 4,128 | 62.7 |

During 2006, we directed more engineering labor to work on internally funded development projects than planned resulting in higher research and development expense. Total costs incurred by our research and development department for cost of contract revenue and research and development expense activities were higher during 2006 than 2005. Research and development expense was higher in 2006 than 2005 due to higher direct labor, subcontractor and material costs. The higher proportions of direct labor on internally funded projects relative to revenue projects in 2006 than in 2005 resulted in more indirect overhead cost absorption into research and development expense in 2006. In addition, 2006 included $396,000 and $324,000, respectively, for FAS 123R option expense and severance that did not occur in 2005.

*Sales, Marketing, General and Administrative Expense.*

| (in thousands) | 2006 | 2005 | $ change | % change |
|---|---|---|---|---|
| Sales, marketing, general and administrative | $ 17,362 | $ 20,352 | $ (2,990) | (14.7) |

During 2006, we made significant reductions in staff and marketing expenses related to the discontinuation of the Nomad product, reductions in corporate staff expenses, professional fees, and increased focus and efficiencies in operations. These reductions were offset in part in non-cash compensation cost arising from the adoption of FAS 123(R) of $1.4 million and severance costs of $518,000, which did not occur in 2005.

In January 2006, two senior officers with outstanding loans from the Company left the Company. Because the loans were not fully secured and collection was uncertain, we increased the allowance by $1,031,000 in December 2005. In accordance with the terms, the loans were due in January 2007. Neither of the officers has repaid their loans. One of the officers pledged 50,000 shares of Lumera common stock as collateral for the loans . In May 2007, we foreclosed on the collateral and sold the shares for net proceeds of $227,000. We are pursuing collection of the remaining outstanding balances. As a result of a review of the financial position of the former executives and the potential difficulty in collecting loans from former employees, the Company recorded additional allowances for doubtful accounts for the receivables from senior officers of $542,000 during the year ended December 31, 2006. A third executive with outstanding loans from the Company left the Company in August 2007 and his loans will be due in August 2008.

*Interest Income and Expense.*

| (in thousands) | 2006 | 2005 | $ change | % change |
|---|---|---|---|---|
| Interest income | $ 719 | $ 263 | $ 456 | 173.4 |

| (in thousands) | 2006 | 2005 | $ change | % change |
|---|---|---|---|---|
| Interest expense | $ 5,753 | $ 3,253 | $ 2,500 | 76.9 |

The increase in interest income in 2006 from 2005 results from higher cash and cash equivalents investment balances, and higher interest rates earned on balances during 2006 than in 2005.

The increase in interest expense relates to the amortization of the discount recorded on the March 2005 and December 2005 convertible notes (together the "Notes") for the value attributed to the embedded derivative feature of the Notes and associated warrants. This was partially offset by the stated interest on the Notes being lower in 2006 than in 2005 due to a lower average balance resulting from payments on the Notes.

*Gain (Loss) on Derivative Instruments, Net.*

The following table shows the gain on derivative instruments, net:

| (in thousands) | 2006 | 2005 | $ change | % change |
|---|---|---|---|---|
| Gain (loss) on derivative instruments, net | $ 1,627 | $ 5,975 | $ (4,348) | (72.8) |

In connection with the issuance of our Notes, we concluded that the note holders' right to convert all or a portion of the Notes into our common stock is an embedded derivative instrument as defined by FAS 133, Accounting for Derivative Instruments and Hedging Activities. We determine the value of the derivative features at each balance sheet date using the Black-Scholes option pricing model. At December 31, 2006, we used the following assumptions: expected volatilities of 67%; expected dividend yields of 0%; risk free interest rate of 4.96%; and contractual lives of 2.5 months. The contractual lives are the same as the principal repayment dates when valuing the derivative features. Due to changes in our stock price and the short remaining lives, the aggregate fair value of the embedded derivative instruments decreased to $68,000 at December 31, 2006. The change in value of $1,300,000 for 2006 was recorded as a non-operating gain and is included in "Gain on derivative instruments, net" in the consolidated statement of operations.

We issued warrants to purchase 2,302,000 shares of common stock in connection with the issuance of the Notes. The warrants met the definition of derivative instruments that must be accounted for as liabilities under the provisions of Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, because we cannot engage in certain corporate transactions affecting the common stock unless we make a cash payment to the holders of the warrants. We record changes in the fair values of the warrants in the statement of operations each period. We valued the warrants at December 31, 2006 using the Black-Scholes option pricing model with the following assumptions: expected volatilities of 67%; expected dividend yields of 0%; risk free interest rates ranging from 4.72% to 4.90%; and contractual lives ranging from 1.6 years to 3.9 years. The change in value of the warrants of $880,000 in 2006 was recorded as a non-operating gain and is included in "Gain on derivative instruments, net" in the consolidated statement of operations.

In January 2006, we sold 2.6 million shares of Lumera common stock, reduced our ownership, and changed to the cost basis of accounting for our investment in Lumera in accordance with FAS 115. Changes in the fair value of our warrant, exercisable at $8.80, to purchase 170,500 shares of Lumera common stock beginning from the January 2006 sale are included in "Gain on derivative instruments, net" in the consolidated statement of operations each period. On the transaction date, the warrants were initially valued using the Black- Scholes option pricing model with the following assumptions: expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 4.55%; and contractual life of 5.1 years. As of December 31, 2006, the warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 83%; expected dividend yield of 0%; risk free interest rate of 4.7%; and contractual life of 4.2 years. As of December 31, 2006, the fair value of the warrants increased to $595,000 and the change in value of $119,000 was recorded as a gain to "Loss on derivative instruments, net."

In May 2006, we entered into an agreement with the holders of our Series A Convertible Preferred Stock to convert 5,000 shares of preferred stock to common stock. As consideration for the conversion, we issued a total of 1,353,000 shares of our common stock, of which 565,000 shares were issued as an inducement to convert ("Incentive Shares"). In connection with the conversion, we also agreed to register the Incentive Shares and to provide price protection on the Incentive Shares. We determined the price protection feature of the Incentive Shares included an embedded derivative feature as defined by FAS 133. The value of the derivative feature at conversion was estimated to be $401,000 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 65%; expected dividend yield of 0%; risk free interest rate of 4.9%; and contractual life of 0.3 years. We recorded the initial value of the embedded derivative feature as a non-operating expense included in "Inducement for conversion of preferred stock" in the consolidated statement of operations. In August 2006, we determined the final value and paid the liability of $1,074,000. The changes in the estimated fair value of the derivative feature $673,000 was included as a non-operating expense in "Gain on derivative instruments, net."

*Loss on debt extinguishment.*

| (in thousands) | 2006 | 2005 | $ change | % change |
|---|---|---|---|---|
| Loss on debt extinguishment | $ 0 | $ (3,313) | $ 3,313 | (100.0) |

In July 2005, we entered into an agreement to amend the March Notes. In connection with the amendment, we issued three year warrants to purchase 750,000 shares of Microvision common stock with an initial exercise price of $6.84 per share; reduced the conversion price on the March Notes to $5.85 per share and the price at which we can mandatorily convert the Notes was reduced to $10.24; and removed the note holders' right to exchange the Notes into Lumera common stock. We concluded that the amendment of the March Notes met the criteria of a debt extinguishment and recorded a charge of $3,313,000 for the change in the fair value of the debt in July 2005.

*Equity in losses of Lumera and Gain on sale of securities of equity investment in Lumera.*

Equity in losses of Lumera:

| (in thousands) | 2006 | 2005 | $ change | % change |
|---|---|---|---|---|
| Equity in losses of Lumera | $ (290) | $ (3,242) | $ 2,952 | (91.1) |

Gain on sale of securities of equity investment:

| (in thousands) | 2006 | 2005 | $ change | % change |
|---|---|---|---|---|
| Gain on sale of investment in Lumera | $ 8,738 | $ 2,700 | $ 6,038 | 223.6 |

In January 2006, we sold 2.6 million shares of our Lumera common stock for $10.3 million. We recorded a "Gain on sale of securities of equity investment" of approximately $7.3 million. As a result of the reduction in ownership, we changed to the cost basis of accounting for our investment in Lumera in accordance with FAS 115. We recorded our proportionate share of Lumera losses, $290,000, for the period preceding the sale in January 2006, compared to the full year in 2005.

*Income Taxes.*

At December 31, 2006, we had net operating loss carry-forwards of approximately $198.0 million for federal income tax reporting purposes. In addition, we had research and development tax credits of $2.9 million.

*Inducement for Conversion of Preferred Stock.*

| (in thousands) | 2006 | 2005 | $ change | % change |
|---|---|---|---|---|
| Inducement for conversion of preferred stock | $ (3,076) | $ (1,184) | $ (1,892) | 159.8 |

In September 2004, we raised $10.0 million before issuance costs of $90,000 from the sale of 10,000 shares of convertible preferred stock and a warrant to purchase 362,000 shares of common stock. The preferred stock terms include a dividend of 3.5% per annum, payable quarterly in cash or registered common stock, at our election, subject to certain conditions.

The net cash proceeds of $9,910,000 were allocated to the preferred stock and the warrant based on the relative fair values of the securities. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatility, 75%; risk free interest rate, 3.4%, and contractual life five years. $1.3 million of the proceeds were allocated to the warrant and was recorded as an increase to additional paid-in capital.

Subsequent to the relative fair value allocation, the effective conversion price of the convertible preferred stock was less than the closing price of our common stock on the date of commitment to purchase the preferred stock, resulting in the recognition of a beneficial conversion feature in accordance with Emerging Issues Task Force No 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments." This beneficial conversion feature was measured as $1.2 million, which represents the difference between the fair value of the common stock and the effective conversion price. This beneficial conversion feature was recorded to additional paid-in capital and will be recorded as a deemed dividend to preferred stockholders (accretion) using the effective interest method, over the stated life of the preferred stock, which is three years. During 2005, we recorded $280,000 in dividends on the preferred stock and $303,000 in accretion of the beneficial conversion feature of the preferred stock.

In May 2006, we entered into a Conversion Agreement with the holders of our Series A Convertible Preferred Stock to convert 5,000 shares of Preferred Stock. As consideration for the conversion, we issued a total of 1,353,066 shares of our common stock, $.001 par value, of which 565,000 shares were issued as an inducement to convert ("Incentive Shares"). The value of the Incentive Shares of $2.0 million together with unamortized discounts of $0.6 million and fees of $0.1 million were recorded as "Inducement for conversion of preferred stock" in the consolidated statement of operations.

In connection with the conversion, we were required to register the Incentive Shares. Under the conversion agreement, we agreed to pay the difference, only if positive, of $3.62 minus the 45 day trailing volume weighted average price as of the 45th trading day after the effective date of the required registration statement with respect to any of the Incentive Shares that were sold by the holder during the 45 day period or that were held in an economically neutral position as of the end of the 45 day period. We determined that the price protection feature of the Incentive Shares included an embedded derivative feature as defined by Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). We estimated the initial value of the derivative feature at conversion to be $401,000 using the Black-Scholes option pricing model with the following assumptions: expected volatility 65%, dividend yield of 0%, risk free interest rate 4.9% and contractual life 0.3 years and recorded it as a non-operating expense included in "Inducement for conversion of preferred stock" in the consolidated statement of operations.

The value of the derivative feature fluctuated with the value of our common stock and, to a lesser extent, with changes in valuation variables. In August 2006, the Company determined and recorded the final value and paid the liability of $1,074,000. The change in estimated fair value of the derivative feature of $673,000 was included as a non-operating expense in "Gain on Derivative instruments, net". In August 2005, the preferred stock holder agreed to convert 5,000 shares of our preferred stock into 734,000 shares of common stock. As an inducement to convert the preferred stock we issued 124,000 shares of our common stock to the preferred stock holder and adjusted the exercise price from $8.16 to $6.84 per share for the existing warrants to purchase 362,000 shares of common stock issued in connection with the original sale of preferred stock. The total value of the 124,000 common shares issued of $701,000, the change in the value of the warrants of $62,000 and the amount of unamortized beneficial conversion feature on the preferred stock of $421,000 was recorded as an inducement to convert the preferred stock and charged to common shareholders in 2005. The warrants were valued using the Black-Scholes option pricing model with the following assumption: expected volatility 65%, risk free interest rate 4.25% and contractual life 4.1 years.

### Liquidity and Capital Resources

We have incurred significant losses since inception. We have funded operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues and product sales. At December 31, 2007, we had $35.8 million in cash, cash equivalents, and investment securities, available-for-sale. In June and July 2007, we received $34,092,000 from the exercise of 12,855,000 publicly traded warrants after we exercised our right to call these warrants. In addition, during the year ended December 31, 2007, we sold approximately 1,714,000 shares of Lumera common stock for gross proceeds of $8,717,000. Based on our current operating plan, we believe we have sufficient cash to fund operations through at least March 2009. We will require additional cash to fund our operating plan past that time. There can be no assurance that additional cash will be available or that, if available, it will be available on terms acceptable to us on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements, we will be required to limit our operations substantially. This limitation of operations may include reductions in staff, operating costs and capital expenditures.

Cash used in operating activities totaled $21.3 million during 2007, compared to $27.1 million during 2006.

We had the following material gains and charges, and changes in assets and liabilities during the year ended December 31, 2007.

- *"Non cash interest expense, net"* In connection with the issuance of our notes in March 2005 and December 2005, we allocated proceeds to the embedded derivative features and the warrants. The aggregate discount to the notes of $7.9 million was amortized to non-cash interest expense using the imputed interest method over the life of the notes. In 2007, $349,000 in discount associated with the notes was amortized. In March 2007, we made the final scheduled payments in connection with our convertible notes.

- *"Gain on sale of investment in Lumera"* During 2007, we sold 1,714,000 shares of our Lumera common stock at prices between $4.31 and $6.01 per share for total proceeds of $8,717,000. The aggregate carrying value of the shares sold in 2007 was $2,111,000, resulting in a gain of $6,606,000.

- *"Billings in excess of costs and estimated earnings on uncompleted contracts"* In December 2007, we received $500,000 from a customer for an advance payment in accordance with the terms of the development contract. The work was performed in January 2008.

- *"Inventory"* Inventory decreased by $282,000 to $761,000 at December 31, 2007 from $1,043,000 at December 31, 2006. As a result of the timing of our production schedule for ROV, we had a lower finished goods balance as of the end of the year compared to the prior year. We value inventory at the lower of cost or market with cost determined on a weighted average cost basis. The following table shows the composition of the inventory at December 31, 2007 and December 31, 2006, respectively:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Raw materials | $ 122,000 | $ 146,000 |
| Work in process | 10,000 | -- |
| Finished goods | 629,000 | 897,000 |
| | $ 761,000 | $ 1,043,000 |

Cash used in investing activities totaled $14.2 million in 2007 compared to cash provided by investing activities of. $11.8 million in 2006. Cash used in investing activities in 2007 includes net purchases of $22.3 million of investment securities with a portion of the proceeds from the call of our public warrants. In January 2006, we sold 2.6 million shares of our Lumera common stock for $10.3 million. In 2006, we had no net purchases of investment securities. During 2007, we sold 1.7 million shares of Lumera common stock for $8.7 million. In addition, we used cash of $1.1 million for capital expenditures in 2007, compared to $2.2 million during the same period in 2006. Capital expenditures include leasehold improvements to leased office space and computer hardware and software, laboratory equipment and furniture and fixtures to support operations. The decrease is due to the absence of expenditures for leasehold improvements to our new facility that we incurred in 2006.

Cash provided by financing activities totaled $34.4 million in 2007, compared to $23.0 million in 2006.

The following is a list of scheduled payments we made in connection with our March and December 2005 convertible notes during 2007 and 2006.

- During 2007:
  - cash payments of $1.4 million in principal and $28,000 in interest, and
  - issued 459,000 shares of its common stock in payment of $1.4 million in principal and $21,000 in interest.

- During 2006:
  - cash payments of $9.6 million in principal and $722,000 in interest, and

- issued 1.4 million shares of our common stock in payment of $1.7 million in principal and $88,000 in interest.

The following is a list of securities issuances during 2007 and 2006.

- On June 21, 2007, we exercised our right to call our publicly traded warrants. Under the terms of the publicly traded warrants, the warrant holders had until July 6, 2007 to exercise their warrants or the warrants would expire. We received $34,092,000 from the exercise of 12,855,000 publicly traded warrants after we exercised our right to call these warrants.

- In November 2006, we raised $7.9 million before issuance costs of $779,000 through an underwritten public offering of 3,318,000 shares of our common stock.

- In June and July 2006, we raised an aggregate of $27.1 million before issuance cost of $2.2 million through an underwritten public offering of 11.6 million shares of our common stock and warrants to purchase 12.4 million shares of our common stock. The warrants have an exercise price of $2.65 per share, a five year term, and are not exercisable for one year from the date of issuance. The warrants are callable after one year from the date of issuance if the average closing bid price of our stock is over $5.30 for any 20 consecutive trading days. In connection with the offering, the Company issued the underwriter a warrant to purchase 537,500 shares of Microvision common stock at an exercise price of $2.76 per share. The Company also issued the underwriter a warrant to acquire 537,500 warrants, identical to those sold in the offering, at an exercise price of $0.16 per warrant. Both warrants will be exercisable for a period of 4 years beginning on the first anniversary of the date of issuance.

We may also raise cash through future sales of our preferred or common stock, issuance of debt securities or other borrowings. Should expenses exceed the amounts budgeted, we may require additional cash earlier than expected to further the development of our technology, for expenses associated with product development, and to respond to competitive pressures or to meet unanticipated development difficulties. The operating plan also provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments. There can be no assurance that additional financing will be available to us or that, if available, it will be available on acceptable terms on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements or planned revenues are not generated, that we may be required to limit its operations substantially. This limitation of operations may include reductions in staff and discretionary costs, which may include non-contractual research costs. Our cash requirements will depend on many factors, including, but not limited to, the rate at which we can, directly or through arrangements with original equipment manufacturers, introduce products incorporating our technology and the market acceptance and competitive position of such products.

Future operating expenditures and capital requirements will depend on numerous factors, including the following:

- the progress of research and development programs,
- the progress in commercialization activities and arrangements,
- the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,
- competing technological and market developments, and
- our ability to establish cooperative development, joint venture and licensing arrangements.

In order to maintain our exclusive rights under our license agreement with the University of Washington, we are obligated to make royalty payments to the University of Washington with respect to the Virtual Retinal Display technology. If we are successful in establishing original equipment manufacturer co-development and joint venture arrangements, we expect our partners to fund certain non-recurring engineering costs for technology development and/or for product development. Nevertheless, we expect our cash requirements to remain high as we expand our activities and operations with the objective of commercializing the light scanning technology.

The following table lists our contractual obligations (in thousands):

| | December 31, | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2008 | 2009 | 2010 | 2011 | 2012 | After 2012 | Total |
| **Contractual Obligations:** | | | | | | | |
| Open purchase orders * | $ 3,654 | $ 178 | $ -- | $ -- | $ -- | $ -- | $ 3,832 |
| Minimum payments under capital leases | 55 | 49 | 40 | 8 | -- | -- | 152 |
| Minimum payments under operating leases | 896 | 852 | 881 | 905 | 935 | 564 | 5,033 |
| Minimum payments under research, royalty and licensing agreements | 215 | 215 | 175 | 350 | 350 | -- † | 1,305 |
| Total | $ 4,820 | $ 1,294 | $ 1,096 | $ 1,263 | $ 1,285 | $ 564 | $ 10,322 |

* Open purchase orders represent commitments to purchase inventory, materials, capital equipment and other goods used in the normal course of the Company's business.

† License and royalty obligations continue through the lives of the underlying patents, which is currently through at least 2017.

### New accounting pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157 Accounting for Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the financial impact of FAS 157 on its financial statements.

In June 2007, the Emerging Issues Task Force (EITF) reached a final consensus on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (EITF 07-3). EITF 07-3 requires nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities to be capitalized and recognized as an expense as the related goods are delivered or the related services are performed. EITF 07-3 is effective for financial statements issued for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the financial impact of EITF 07-3 on its financial statements.

In June 2007, the Emerging Issues Task Force (EITF) reached a final consensus on EITF Issue No. 07-1, Accounting for Collaborative Arrangements (EITF 07-1). EITF 07-1 discusses how to determine whether an arrangement constitutes a collaborative arrangement, how costs incurred and revenue generated on sales to third parties should be reported by the participants, how an entity should characterize payments made between participants and what participants should disclose in the notes to the financial statements about a collaborative arrangement. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the financial impact of EITF07-1 on its financial statements.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Of our total cash equivalents and investment securities available-for-sale balance, 61% have variable interest rates and, as such, the fair values of the principal of these instruments are not affected by changes in market interest rates. The remaining 39% of our cash equivalents and investment securities available-for-sale balance are at fixed interest rates and, as such, the fair values of these instruments are affected by changes in market interest rates. Due to the generally short-term maturities of these investment securities, we believe that the market risk arising from our holdings of these financial instruments is not material.

Our investment policy restricts investments to ensure principal preservation and liquidity. The investment securities portfolio is comprised of short-term highly rated commercial paper, U.S. government agency notes and auction rate securities

At December 31, 2007, $8.8 million of our marketable securities portfolio was invested in AAA rated investments in auction-rate debt securities. Auction-rate securities are long-term variable rate bonds tied to short-term interest rates. After the initial issuance of the securities, the interest rate on the securities is reset periodically, at intervals established at the time of issuance (e.g., every seven, fourteen or twenty-eight days), based on market demand for a reset period. Auction-rate securities are bought and sold in the marketplace through a competitive bidding process often referred to as a "Dutch auction". If there is insufficient interest in the securities at the time of an auction, the auction may not be completed and the rates may be reset to predetermined "penalty" or "maximum" rates. Following such a failed auction, we would not be able to access our funds that are invested in the corresponding auction-rate securities until a future auction of these investments is successful or new buyers express interest in purchasing these securities in between reset dates.

At the time of our initial investment and through the date of this Report, all of our auction-rate securities in which we invest remain AAA rated. As of March 12, 2008, we successfully liquidated into cash equivalents, $4.5 million of the $8.8 million of auction-rate securities held at December 31, 2007. The $4.5 million equaled our original purchase value. The remaining $4.3 million of auction rate securities have been subject to failed auctions in 2008 as a result of the current negative liquidity conditions in the global credit markets. The failed auctions have rendered these securities temporarily illiquid through the normal auction process. The underlying assets of our remaining auction-rate securities are student loans and municipal bonds insured by AMBAC, and the Federal Family Education Loan Program. As of March 3, 2008, AMBAC was rated AAA by Moody's and Standard and Poor's and AA by Fitch Ratings. Although these insurers are highly rated, they are reported to be experiencing financial difficulty, which could negatively affect their ratings and thus the ratings of the auction-rate securities that we hold. If the underlying issuers are unable to successfully clear future auctions or if their credit rating deteriorates and the deterioration is deemed to be other-than-temporary, we would be required to adjust the carrying value of the auction-rate securities through an impairment charge to earnings. Any of these events could affect our results of operations and our financial condition. In the event we need to access these funds, we could be required to sell these securities at an amount below our original purchase value. However, based on our ability to access our cash and cash equivalents and our other liquid investments, totaling $31.5 million at December 31, 2007, we do not expect to be required to sell these securities at a loss.
The values of cash equivalents and investment securities, available-for-sale, by maturity date as of December 31, 2007, are as follows:

| | Amount | Percent |
|---|---|---|
| Cash and cash equivalents | $ 1,186,000 | 3.3 % |
| Less than one year | 22,309,000 | 62.3 |
| One to two years | 3,515,000 | 9.8 |
| Greater than five years | 8,800,000 | 24.6 |
| | $ 35,810,000 | 100.0 % |

All of the Company's development contract payments are made in U.S. dollars. However, in the future the Company may enter into additional development contracts in foreign currencies that may subject the Company to foreign exchange rate risk. The Company intends to enter into foreign currency hedges to offset the exposure to currency fluctuations when it can determine the timing and amounts of the foreign currency exposure.

## CORPORATE INFORMATION

## FORM 10-K

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained upon request without charge from the Company's headquarters, attention: Investor Relations.

## MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on The NASDAQ Global Market under the symbol "MVIS." As of February 29, 2008, there were approximately 374 holders of record of 56,730,000 shares of common stock outstanding. We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain all future earnings to fund the operations of our business and do not anticipate paying dividends on the common stock in the foreseeable future.

Our common stock began trading publicly on August 27, 1996. The quarterly high and low sales prices of the Company's common stock for each full quarterly period in the last two fiscal years and the year to date as reported by The NASDAQ Global Market are as follows:

| | Common Stock | |
|---|---|---|
| **Quarter Ended** | **HIGH** | **LOW** |
| **2006** | | |
| March 31, 2006 | $ 4.25 | $ 2.41 |
| June 30, 2006 | 4.19 | 1.88 |
| September 30, 2006 | 2.00 | 1.16 |
| December 31, 2006 | 3.52 | 1.35 |
| **2007** | | |
| March 31, 2007 | $ 4.08 | $ 2.98 |
| June 30, 2007 | 5.90 | 3.62 |
| September 30, 2007 | 6.08 | 4.40 |
| December 31, 2007 | 4.75 | 3.83 |
| **2008** | | |
| January 1, 2008 to February 29, 2008 | $ 4.65 | $ 1.95 |

## *Stock Performance Graph*

**COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG MICROVISION, INC., NASDAQ MARKET INDEX, AND PEER GROUP INDEX**

The following graph compares the cumulative total shareholder return on an initial $100 investment in the Company's common stock for the five fiscal years ended December 31, 2007, to two indices: the NASDAQ® Market Index and an index of peer companies selected by the Company ("Peer Group"). The companies in the Peer Group are Kopin Corporation, Planar Systems, Inc. and Universal Display Corp. The graph and table assume that $100 was invested on December 31, 2002, in the Company's common stock, the NASDAQ Market Index, and the Peer Group and that all dividends were reinvested. The past performance of the Company's common stock is not an indication of future performance. We cannot assure you that the price of the Company's common stock will appreciate at any particular rate or at all in future years.



$ 225
200
175
150
125
100
75
50
25
0
2002
2003
2004
2005
2006
2007
MICROVISION, INC.
PEER GROUP INDEX
NASDAQ MARKET INDEX
Assumes $100 invested on Dec. 31, 2002;
Assumes dividend reinvested;
Fiscal year ending Dec. 31, 2007


| Fiscal year ending | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|---|
| **Microvision, Inc.** | **100.00** | **143.23** | **131.58** | **67.67** | **59.96** | **73.31** |
| Peer Group Index | 100.00 | 150.78 | 84.84 | 97.91 | 96.74 | 103.30 |
| NASDAQ Market Index | 100.00 | 150.36 | 163.00 | 166.58 | 183.68 | 201.91 |

# Corporate Information

## Board of Directors

**Richard A. Cowell**
Principal, Booz Allen Hamilton, Inc.

**Slade Gorton**
Of Counsel, Kirkpatrick & Lockhart Preston Gates Ellis LLP; Former U.S. Senator

**Jeanette Horan**
Vice President, Enterprise Business Transformation, IBM

**Marc Onetto**
Senior Vice President Worldwide Operations, Amazon.com

**Alexander Y. Tokman**
President and Chief Executive Officer, Microvision, Inc.

**Brian Turner**
Chief Financial Officer, Coinstar, Inc.

## Executive Officers

**Alexander Y. Tokman**
President and Chief Executive Officer

**Ian D. Brown**
Vice President, Sales and Marketing

**Sridhar Madhavan**
Vice President, Engineering

**Thomas M. Walker**
Vice President, General Counsel and Secretary

**Jeff T. Wilson**
Chief Financial Officer

## Independent Accountants

**Pricewaterhouse-Coopers LLP**

## Transfer Agent

**American Stock Transfer and Trust Company**
59 Maiden Lane
New York, NY 10038
Shareholder Services
P 800.937.5449

## Stock Listing

Microvision, Inc. common stock is traded on the NASDAQ Stock Market under the symbol MVIS.

## Investor Inquiries

**Microvision, Inc.**
Attn: Investor Relations
6222 185th Ave NE
Redmond, WA 98052
P 425.936.6847
E ir@microvision.com

## Corporate Counsel

**Ropes & Gray LLP**
One International Place
Boston, MA 02110

## FORWARD-LOOKING STATEMENTS

Statements contained in this annual report that relate to future plans, events or performance and potential applications of our technology, including projections of revenues and results, timing of product releases, plans for product development, sales, customers and channel partners, performance under contracts, signing of contracts, future operations and shipping of products, as well as statements containing words like "expect," "believe," "anticipate," "targeting," "planning," "intending," "will," "poised," and other similar expressions, are forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those projected in the Company's forward-looking statements include the following: market acceptance of and the current developmental stage of our technologies and products; our financial and technical resources relative to those of our competitors; our ability to obtain financing; our history of negative cash flows and current expectation of additional losses; our lack of manufacturing experience and ongoing capital requirements; our dependence on key personnel; our ability to keep up with rapid technological change; changes in display technologies; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial product launches; the ability to achieve key technical milestones in key products; dependency on advances by third parties in certain technology used by us and other risk factors identified from time to time in the Company's SEC Filings, its Annual Report on Form 10-K for the year ended December 31, 2007 and its Quarterly Reports on Form 10-Q. Except as expressly required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.



Design: Graphica, Seattle

MICROVISION

WWW.MICROVISION.COM

**Microvision, Inc.**
6222 185th Ave NE
Redmond, WA 98052 USA
Tel 425.936.MVIS (6847)
Fax 425.882.6600

END